Exhibit 99.2

ARRANGEMENT AGREEMENT

-  Between  -

KEEGAN RESOURCES INC.

-  And  -

PMI GOLD CORPORATION

Made December 5, 2012

__________

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION	2
DEFINITIONS	2
INTERPRETATION	14
ENTIRE AGREEMENT	15
CURRENCY	15
TIME	15
SCHEDULES	15
KNOWLEDGE	16
ACCOUNTING PRINCIPLES	16
INVALIDITY OF PROVISIONS	16
DISCLOSURE LETTERS	16
ARTICLE 2 THE ARRANGEMENT	17
ARRANGEMENT	17
IMPLEMENTATION STEPS BY PMI	17
IMPLEMENTATION STEPS BY KEEGAN	18
JOINT INFORMATION CIRCULAR	19
INTERIM ORDER	19
FINAL ORDER	20
FILINGS	20
PAYMENT OF CONSIDERATION	20
EFFECTIVE DATE	20
SECURITIES AND CORPORATE COMPLIANCE	20
PREPARATION OF FILINGS	20
DISSENTING SHARES	21
KEEGAN APPROVALS	22
PMI APPROVALS	22
NO FRACTIONAL SHARES	23
U.S. TAX MATTERS	23
ARTICLE 3 REPRESENTATIONS AND WARRANTIES	23
REPRESENTATIONS AND WARRANTIES OF PMI	23
REPRESENTATIONS AND WARRANTIES OF KEEGAN	23
ARTICLE 4 ADDITIONAL AGREEMENTS	24
NON-WAIVER	24
NATURE AND SURVIVAL	24
INSURANCE AND INDEMNIFICATION	24
ARTICLE 5 COVENANTS	25
CONSULTATION WITH RESPECT TO NEWS RELEASES	25
COVENANTS OF PMI RELATING TO THE ARRANGEMENT	25
BUSINESS COVENANTS OF PMI	26
COVENANTS OF KEEGAN RELATING TO THE ARRANGEMENT	28
BUSINESS COVENANTS OF KEEGAN	29
MUTUAL COVENANTS	31
PMI'S COVENANTS REGARDING NON-SOLICITATION	32
RIGHT TO ACCEPT A PMI SUPERIOR PROPOSAL	35
KEEGAN'S COVENANTS REGARDING NON-SOLICITATION	37
RIGHT TO ACCEPT A KEEGAN SUPERIOR PROPOSAL	39
LOCK-UP AGREEMENTS	41

ARTICLE 6 REMEDIES	41
AVAILABILITY OF EQUITABLE REMEDIES	41
ARTICLE 7 CONDITIONS	41
MUTUAL CONDITIONS	41
CONDITIONS PRECEDENT TO THE OBLIGATIONS OF KEEGAN	43
CONDITIONS PRECEDENT TO THE OBLIGATIONS OF PMI	44
NOTICE AND CURE PROVISIONS	45
SATISFACTION OF CONDITIONS	45
ARTICLE 8 AMENDMENT	45
AMENDMENT	45
MUTUAL UNDERSTANDING REGARDING AMENDMENTS	46
ARTICLE 9 TERMINATION AND COMPENSATION	46
TERMINATION	46
EFFECT OF TERMINATION	47
EXPENSES	48
TERMINATION FEES PAYABLE BY PMI	48
TERMINATION FEES PAYABLE BY KEEGAN	49
ARTICLE 10 GENERAL	50
NOTICES	50
TIME OF ESSENCE	51
NO THIRD PARTY BENEFICIARIES	52
FURTHER ASSURANCES	52
GOVERNING LAW	52
EXECUTION IN COUNTERPARTS	52
ENUREMENT AND ASSIGNMENT	52

Schedule 1                      -           Plan of Arrangement.

Schedule 2                      -           Representations and Warranties of Keegan.

Schedule 3                      -           Representations and Warranties of PMI.

Schedule 4                      -           Locked-up Shareholders.

Schedule 5                      -           Arrangement Resolution.

Schedule 6                      -           Transaction Resolutions.

Schedule 7                      -           Form of Lock-Up Agreement.
__________

- ii -

ARRANGEMENT AGREEMENT

This Arrangement Agreement is made as of December 5, 2012.

BETWEEN:

KEEGAN RESOURCES INC., a company incorporated under the laws of the Province of British Columbia, Canada

(“Keegan”);

AND:

PMI GOLD CORPORATION, a company incorporated under the laws of the Province of British Columbia, Canada

(“PMI”);

(and Keegan and PMI being hereinafter singularly also referred to as a “Party” and collectively referred to as the “Parties” as the context so requires).

WHEREAS:

(A) Keegan and PMI propose to merge as equals and continue business  under the name “Asanko Gold Inc.”;

(B) The Parties have determined that the proposed business combination of Keegan and PMI is most advantageously achieved by Keegan acquiring all of the issued and outstanding shares of PMI on the basis of 0.21 of a Keegan share for each PMI share;

(C) Under the business combination it is proposed that each outstanding option of PMI would be replaced with an equivalent option of Keegan to acquire Keegan common shares and each outstanding PMI warrant would be replaced with an equivalent Keegan warrant to acquire Keegan common shares with in each case the same remaining terms to expiry;

(D) Immediately prior to the completion of the transactions contemplated herein, Keegan will change its name to “Asanko Gold Inc.”; and

(E) Keegan and PMI intend that the acquisition of PMI by Keegan be carried out under the arrangement provisions of Part 9, Division 5 of the Business Corporations Act (British Columbia);

THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby mutually acknowledged), the Parties hereto do hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

Definitions

1.1 Wherever used in this Agreement, unless there is something inconsistent in the subject matter or context, the following capitalized words and terms will have the meanings set out below and in addition certain other words and terms are defined in the Plan of Arrangement:

“Acquisition Proposal” means, with respect to a Party hereto, any proposal or offer made by a third party (including a stated intention to make a proposal or offer) regarding a merger, amalgamation, statutory arrangement, share exchange, business combination, recapitalization, take-over bid, tender offer, sale or other disposition of 20% or more of the assets of such Party (on a consolidated basis) in a single transaction or a series of related transactions (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale or other disposition of 20% or more of the assets of such Party), reorganization, liquidation, winding-up, sale, issue or redemption of 20% or more of the total number of common shares or rights or interests therein or thereto or similar transactions involving such Party (other than the Transaction);

“Affiliate” has the meaning ascribed to it in the Securities Act (British Columbia), as amended;

“Applicable Accounting Principles” means, in relation to any financial year beginning on or before December 31, 2010, generally accepted accounting principles in Canada as then set out in the Canadian Institute of Chartered Accountants Handbook, and, in relation to any financial year beginning after December 31, 2010, generally accepted accounting principles as set out in the Canadian Institute of Chartered Accountants Handbook for an entity that prepares its financial statements in accordance with IFRS;

“Arrangement” means the arrangement under Part 9, Division 5 of the BCBCA on the terms set forth in the Plan of Arrangement which is attached hereto as Schedule 1, subject to any amendments or variations thereto made in accordance with this Arrangement Agreement and the provisions hereof or made at the direction of the Court in the Final Order;

“Arrangement Agreement” or “Agreement” means this arrangement agreement, including all schedules annexed hereto, together with the PMI Disclosure Letter and the Keegan Disclosure Letter, as each may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Filings” means the filings, if any, that may be required under Section 292 of the BCBCA to be made by PMI with the Registrar in order for the Arrangement to be effective;

“Arrangement Resolution” means the special resolution approving this Agreement and the Plan of Arrangement to be considered at the PMI Meeting, to be substantially in the form and content of Schedule 5 hereto;

“ASIC” means the Australian Securities and Investment Commission;

“ASX” means ASX Limited or the Australian Securities Exchange, as the context requires;

“ASX Listing Rules” means the Listing Rules of ASX Limited;

“Australian Corporations Act” means Corporations Act 2001 (Cth);

“Australian Securities Laws” means the Australian Corporations Act and the ASX Listing Rules;

“Authorization” means an authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, bylaw, rule or regulation, whether or not the same have the force of Laws, and includes any Environmental Approval;

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Business Day” means a day that is not a Saturday, Sunday or civic or statutory holiday, in each of Vancouver, British Columbia and Perth, Australia;

“Canadian Securities Laws” means the Securities Act and the equivalent legislation in the other Provinces and in the Territories of Canada, as amended from time to time;

“Competition Act” means the Competition Act (Canada), as amended from time to time;

“Confidentiality Agreement” means the agreement entered into by Keegan and PMI dated May 20, 2012;

“Contracts” means all contracts, licenses, leases, agreements, commitments, entitlements, engagements, warranties or guarantees to which a Person or any Subsidiary of the Person is a party or pursuant to which the Person or any Subsidiary of the Person is obligated to provide a benefit to, or is entitled to receive a benefit from, any other Person;

“Court” means the Supreme Court of British Columbia;

“Depositary” means Computershare Investor Services Inc., or any other depositary or trust company, bank or financial institution agreed to in writing between Keegan and PMI for the purpose of, among other things, exchanging certificates representing PMI Shares for Keegan Shares in connection with the Arrangement;

“Dissenting Shareholder” means a holder of Dissenting Shares;

“Dissenting Shares” has the meaning ascribed thereto in the Plan of Arrangement;

“Effective Date” means the date upon which the Arrangement becomes effective as provided in the Plan of Arrangement;

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Encumbrance” means any encumbrance including any mortgage, pledge, assignment, charge, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“Environmental Approvals” means all permits, certificates, licenses, authorizations, consents, instructions, registrations, directions or approvals issued or required by Governmental Entities pursuant to Environmental Laws with respect to the operation of a Person or its Subsidiaries or its businesses;

“Environmental Laws” means all applicable Laws, including applicable civil or common law, relating to the protection or enhancement of the Environment and employee and public health and safety;

“Environmental Release” has the meaning prescribed in any Environmental Law and includes, without limitation, any release, spill, leak, pumping, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, or placement;

“Exchange Ratio” means 0.21 of a Keegan Share for each PMI Share;

“Exclusivity Letter” means the letter agreement between Keegan and PMI dated effective November 15, 2012, as amended December 2, 2012;

“Expense Reimbursement” means the expense reimbursement of the other Party for actual expenses incurred by the other Party in respect of the Transaction, up to a maximum amount of $1,000,000;

“Final Order” means the final order of the Court, after a hearing upon the fairness of the terms and conditions of the Arrangement, approving the Arrangement, in a form acceptable to PMI and Keegan, each acting reasonably, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“FSE” means the Frankfurt Stock Exchange;

“Governmental Entity” means any domestic or foreign, federal, provincial or other legislative, regulatory, executive, judicial or administrative or quasi-governmental body or Person, including the Stock Exchanges and the Securities Regulators, having or purporting to have jurisdiction in the relevant circumstances;

“Hazardous Substance” means any chemical, material or substance, pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law and includes any constituents or breakdown product related to such material, substance or good;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

“Interim Order” means the interim order of the Court contemplated by §2.2 of this Agreement and made pursuant to Section 291 of the BCBCA, in a form acceptable to PMI and Keegan, each acting reasonably, providing for, among other things, the calling and holding of the PMI Meeting, as the same may be amended by the Court;

“Investment Canada Act” means the Investment Canada Act (Canada), as amended from time to time;

“Joint Circular” means the notices of the PMI Meeting and Keegan Meeting and accompanying joint management information circular (and in the case of PMI, explanatory statement), including all schedules thereto and documents incorporated by reference therein, to be sent to holders of PMI Shares in connection with the PMI Meeting and holders of Keegan Shares in connection with the Keegan Meeting, and includes any amendments thereto;

“Joint Meeting Date” means the date that both the Keegan Meeting and the PMI Meeting will be held, as agreed to by the Parties, such meetings to take place as soon as reasonably practicable after the receipt of the Interim Order and targeted to take place prior to February 28, 2013;

“Keegan” means Keegan Resources Inc., a company existing under the laws of the Province of British Columbia, Canada, together with, unless the context implies otherwise, all of the Keegan Subsidiaries;

“Keegan Benefit Plan” means all plans with respect to Keegan employees or former employees to which Keegan is a party to or bound by or to which Keegan has an obligation to contribute relating to retirement savings, pensions, bonuses, profit sharing, deferred compensation, incentive compensation, life or accident insurance, hospitalization, health, medical or dental treatment or expenses, disability, unemployment insurance benefits, employee loans, vacation pay, severance or termination pay or other benefit plan, other than a Statutory Plan;

“Keegan Board” means the board of directors of Keegan;

“Keegan New Board Nominees” means Shawn Wallace, Colin Steyn and Gord Fretwell;

“Keegan Co-Chairman Nominee” means Shawn Wallace;

“Keegan Change in Recommendation” has the meaning ascribed to such term in §5.12(b)(v);

“Keegan Concessions” means any mining concession, claim, lease, licence, permit or other right to explore for, exploit, develop, mine or produce minerals or any interest therein which Keegan owns or has a right or option to acquire or use, all as listed in the Keegan Disclosure Letter;

“Keegan Counter Proposal” has the meaning ascribed to such term in §5.11(b);

“Keegan Disclosure Documents” means, collectively, all documents published or filed by Keegan with the securities regulatory authorities in Canada since September 1, 2010;

“Keegan Disclosure Letter” means the disclosure letter executed by Keegan and delivered to PMI concurrent with the execution of this Agreement;

“Keegan Financial Advisor” means Canaccord Genuity Ltd., financial advisor to the Keegan Board;

“Keegan Financial Statements” means the audited financial statements of Keegan for the fiscal years ended March 31, 2012 and 2011;

“Keegan Local Subsidiary” means Keegan Resources Ghana Limited;

“Keegan Meeting” means the special meeting of Keegan Shareholders to be held to consider, inter alia, the Transaction and includes any postponement(s) or adjournment(s) thereof;

“Keegan Mineral Rights” shall have the meaning ascribed thereto in subsection (v) of Schedule 2;

“Keegan Name Change” means the change of name of Keegan to “Asanko Gold Inc.” to be completed at or prior to the Effective Time;

“Keegan Options” means stock options to purchase Keegan Shares;

“Keegan Permitted Encumbrances” means:

(a)
minor title defects or irregularities or servitudes, easements, restrictions, encroachments, covenants, rights of way and other similar rights or restrictions in real property or mineral property, or any interest therein, whether registered or unregistered, provided the same are not of such nature as to materially impair the operation or enjoyment of the Keegan Mineral Rights;

(b)
undetermined or inchoate liens, charges and privileges (including mechanics’, construction, carriers’, workers’, repairers’, storers’ or similar liens) which individually or in the aggregate are not material, arising or incurred in the ordinary course of business of Keegan;

(c)
statutory liens, adverse claims or Encumbrances of any nature whatsoever claimed or held by any Governmental Entity that have not at the time been filed or registered against the title to the Keegan Mineral Rights or served upon Keegan pursuant to Law or that relate to obligations not due or delinquent save and except for statutory liens, adverse claims or Encumbrances related to Taxes which are due and payable;

(d)
the reservations, limitations and exceptions in any original grants from any Governmental Entity of any real property or mineral property or interest therein and statutory exceptions to title that do not materially detract from the value of the Keegan Mineral Rights or materially impair the operation or enjoyment of the Keegan Mineral Rights; and

(e)	the Encumbrances listed in the Keegan Disclosure Letter;

“Keegan Superior Proposal” means a Superior Proposal made in respect of Keegan;

“Keegan Superior Proposal Notice” has the meaning ascribed to such term in §5.13(a)(v);

“Keegan Securities” means, collectively, the Keegan Shares, the Keegan Options and the Keegan Warrants;

“Keegan Shareholder Approval” means the approval of the Transaction Resolutions by the Keegan Shareholders at the Keegan Meeting;

“Keegan Shareholders” means holders of Keegan Shares;

“Keegan Shares” means the common shares without par value in the authorized share capital of Keegan and, where applicable, any corresponding CHESS depositary instruments representing Keegan Shares;

“Keegan Subsidiaries” means Subsidiaries of Keegan as set out in the Keegan Disclosure Documents;

“Keegan Warrants” means warrants to purchase Keegan Shares as described in the Keegan Disclosure Letter;

“Keegan Year End” means March 31, 2012;

“Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, statutory body or self-regulatory authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Lock-Up Agreements” means the lock-up agreements (including all amendments thereto) between the Locked-up Shareholders and PMI or Keegan, as the case may be, substantially in the form attached as Schedule 7 hereto pursuant to which the Locked-up Shareholders agree, subject to the terms of such lock-up agreements, to vote their PMI Shares (including any PMI Shares issuable upon the exercise of PMI Options and PMI Warrants) and Keegan Shares (including any Keegan Shares issuable upon the exercise of Keegan Options and Keegan Warrants), as the case may be, in favour of the Arrangement Resolution or Transaction Resolutions, as the case may be.

“Locked-up Shareholders” means all the directors and officers of PMI and Keegan, respectively, as set forth in Schedule 4 hereto;

“Material Adverse Effect” means, in respect of either Party, any one or more effects, changes, events, occurrences, results, states of facts or developments,  that is material and adverse to the business, properties, assets, liabilities, obligations (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, condition (financial or otherwise), operations, results of operations or prospects of that Party and its Subsidiaries taken as a whole, other than any effects, changes, events, occurrences, results, states of facts or developments:

(a)	relating to the global economy, political conditions or securities markets in general;

(b)	affecting the worldwide gold and/or mining industries in general;

(c)	relating to a change in the market trading price of publicly traded securities of that Party, either related to this Agreement and the Transaction or the announcement thereof;

(d)	relating to any generally applicable change in applicable laws or regulations or in applicable accounting principles; or

(e)	attributable to the announcement or pendency of this Agreement or the Transaction, or otherwise contemplated by or resulting from the terms of this Agreement;

“Material Contract” in respect of a Party means:

(a)	any Contract involving aggregate payments to or by such Party or any of such Party’s Subsidiaries in excess of $150,000;

(b)
any Contract with annual payments to or by such Party or any of such Party’s Subsidiaries in excess of $150,000, with a term or commitment to or by PMI or any of the PMI Subsidiaries that may reasonably extend beyond one year and which cannot be terminated without penalty on less than 30 days notice or which is outside the ordinary course of business; and

(c)	any other Contract which is material to such Party, excluding contracts entered into for the purposes of the Transaction contemplated herein;

“Material Fact” has the meaning ascribed thereto in the Securities Act;

“Misrepresentation” has the meaning set out in the Securities Act;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“NI 54-101” means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer;

“NYSE MKT” means the NYSE MKT Equities Exchange;

“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person;

“Parties” means Keegan and PMI and “Party” means any one of them;

“Person” or “person” means any individual, sole proprietorship, partnership, unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Governmental Entity, and a natural person in such person’s capacity as trustee, executor, administrator or other legal representative and, when the context requires it, means either Keegan or PMI;

“Plan of Arrangement” means the plan of arrangement substantially as set forth in Schedule 1 to this Agreement, and any amendments or variations thereto made in accordance with the Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of PMI and Keegan, each acting reasonably;

“PMI” means PMI Gold Corporation, a company existing under the laws of the Province of British Columbia, Canada, together with, unless the context implies otherwise, all of the PMI Subsidiaries;

“PMI Benefit Plan” means all plans with respect to PMI employees or former employees to which PMI is a party to or bound by or to which PMI has an obligation to contribute relating to retirement savings, pensions, bonuses, profit sharing, deferred compensation, incentive compensation, life or accident insurance, hospitalization, health, medical or dental treatment or expenses, disability, unemployment insurance benefits, employee loans, vacation pay, severance or termination pay or other benefit plan, other than a Statutory Plan;

“PMI Board” means the board of directors of PMI;

“PMI New Board Nominees” means Peter Buck, John Clarke and Ross Ashton;

“PMI Co-Chairman Nominee” means Peter Buck;

“PMI Change in Recommendation” has the meaning ascribed to such term in §5.10(b)(v);

“PMI Concessions” means any mining concession, claim, lease, licence, permit or other right to explore for, exploit, develop, mine or produce minerals or any interest therein which PMI owns or has a right or option to acquire or use, all as listed in the PMI Disclosure Letter;

“PMI Counter Proposal” has the meaning ascribed to such term in §5.13(b);

“PMI Disclosure Documents” means, collectively, all documents published or filed by PMI with the securities regulatory authorities in Canada since September 1, 2010 and available on SEDAR;

“PMI Disclosure Letter” means the disclosure letter executed by PMI and delivered to Keegan concurrent with the execution of this Agreement;

“PMI Financial Advisor” means Macquarie Capital Markets Canada Ltd., financial advisor to the PMI Board;

“PMI Financial Statements” means audited financial statements of PMI for the fiscal years ended June 30, 2012 and 2011;

“PMI Meeting” means the special meeting of PMI Shareholders, including any postponement(s) or adjournment(s) thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“PMI Mineral Rights” shall have the meaning ascribed thereto in subsection (t) of Schedule 3;

“PMI Option” means an option that is outstanding immediately before the Effective Date, to acquire PMI Shares pursuant to an option granted by PMI;

“PMI Performance Rights” means the performance rights of PMI issued under the PMI Performance Rights Plan;

“PMI Performance Rights Plan” means the PMI performance rights plan approved by PMI Shareholders at the PMI Shareholders annual and special meeting held on April 17, 2012;

“PMI Permitted Encumbrances” means:

(a)
minor title defects or irregularities or servitudes, easements, restrictions, encroachments, covenants, rights of way and other similar rights or restrictions in real property or mineral property, or any interest therein, whether registered or unregistered, provided the same are not of such nature as to materially impair the operation or enjoyment of the PMI Mineral Rights;

(b)
undetermined or inchoate liens, charges and privileges (including mechanics’, construction, carriers’, workers’, repairers’, storers’ or similar liens) which individually or in the aggregate are not material, arising or incurred in the ordinary course of business of PMI;

(c)
statutory liens, adverse claims or Encumbrances of any nature whatsoever claimed or held by any Governmental Entity that have not at the time been filed or registered against the title to the PMI Mineral Rights or served upon PMI pursuant to Law or that relate to obligations not due or delinquent save and except for statutory liens, adverse claims or Encumbrances related to Taxes which are due and payable;

(d)
the reservations, limitations and exceptions in any original grants from any Governmental Entity of any real property or mineral property or interest therein and statutory exceptions to title that do not materially detract from the value of the PMI Mineral Rights or materially impair the operation or enjoyment of the PMI Mineral Rights; and

(e)	the Encumbrances listed in the PMI Disclosure Letter;

“PMI Securities” means, collectively, the PMI Shares, the PMI Options and the PMI Warrants;

“PMI Shareholder Approval” has the meaning ascribed to such term in §2.5(d);

“PMI Shareholders” means the holders from time to time of PMI Shares, and PMI Shareholder means any one of them;

“PMI Shares” means the common shares without par value in the authorized share capital of PMI and, where applicable, any corresponding CHESS depositary instruments representing PMI Shares;

“PMI Subsidiaries” means those subsidiaries of PMI listed in the PMI Disclosure Documents;

“PMI Superior Proposal” means a Superior Proposal made in respect of PMI;

“PMI Superior Proposal Notice” has the meaning ascribed to such term in §5.11(a)(v);

“PMI Warrant” means a warrant that is outstanding immediately before the Effective Date, to acquire PMI Shares;

“PMI Year End” means June 30, 2012;

“Reconstituted Board” means the Keegan Board as reconstituted on the Effective Date comprised of the Keegan New Board Nominees and the PMI New Board Nominees and co-chaired by the PMI Co-Chairman Nominee and Keegan Co-Chairman Nominee;

“Registrar” means the Registrar of Companies appointed pursuant to Section 400 of the BCBCA;

“Regulatory Approval” means any approval, consent, waiver, permit, order or exemption from any Governmental Entity that is required or advisable to be obtained in order to permit the Arrangement to be effected;

“Replacement Option” has the meaning specified in §3.1(c) of the Plan of Arrangement;

“Replacement Warrant” has the meaning specified in §3.1(d) of the Plan of Arrangement;

“Run off Insurance” has the meaning ascribed to such term in §4.3;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (British Columbia), as amended;

“Securities Laws” means, collectively, all applicable Canadian Securities Laws, U.S. Securities Laws, Australian Securities Laws and any other applicable securities Laws;

“Securities Regulators” means the British Columbia Securities Commission, the securities regulatory authorities in each of the other Provinces of Canada, the ASIC and the SEC;

“SEDAR” means the System for Electronic Document Analysis and retrieval of the Canadian Securities Administrators;

“Statutory Plan” means a statutory benefit plan which PMI or Keegan are required to participate in or comply with, including the Canada Pension Plan and plans administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation;

“Stock Exchanges” means the TSX, ASX, FSE and NYSE MKT;

“Subsidiary” has the meaning ascribed thereto in the National Instrument 45-106 – Prospectus and Registration Exemptions;

“Superior Proposal” means, with respect to a Party, a bona fide written Acquisition Proposal offer to, directly or indirectly, acquire assets that individually or in the aggregate constitute 100% of the assets (on a consolidated basis) of such Party or 100% of such Party’s shares, whether by way of merger, amalgamation, arrangement, share exchange, take-over bid, business combination, or otherwise, and such Party’s board of directors determines in good faith after consultation with its financial advisors and outside legal counsel: (a) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (b) if in cash or partly in cash, has no financing conditions; (c) is not subject to a due diligence condition, (d) that is offered or made to all shareholders of such Party on the same terms and conditions; (e) that did not result from a breach of §5.10 or §5.12 as applicable, by such Party or its representatives; (f) that failure to recommend such Acquisition Proposal to such Party’s shareholders would be inconsistent with its fiduciary duties under applicable Law; and (g) would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the shareholders of such Party from a financial point of view than the Transaction having regard to, amongst other things, the likely consequences of such Acquisition Proposal in the long term;

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Taxes” means all taxes, duties, levies, imposts and charges however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any Governmental Entity, including all income or profits taxes (including federal income taxes and provincial and state income taxes), capital taxes, payroll and employee and other withholding taxes, employment insurance, social insurance taxes (including Canada and Quebec Pension Plan payments), sales and use taxes, ad valorem taxes, goods and services and harmonized sales taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, goods and services taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation, pension assessment and other obligations of the same or of a similar nature to any of the foregoing;

“Tax Returns” includes, without limitation, all returns, reports, declarations, elections, notices, filings, information returns and statements in respect of Taxes;

“Tender Evaluation Committee” means a committee of one representative of each of PMI and Keegan, and one independent person appointed by the PMI and Keegan representatives, such committee to review the matters set forth in §5.4(m);

“Termination Date” means March 31, 2013 or such later date as may be mutually agreed to in writing by the Parties;

“Termination Fee” means the termination fee in the amount of $13,000,000;

“Transaction” means collectively, the transactions contemplated herein and in the Plan of Arrangement as such may be amended from time to time;

“Transaction Documents” means collectively, this Agreement, the PMI Disclosure Letter, the Keegan Disclosure Letter, and any Schedules attached hereto and thereto and the Lock-Up Agreements;

“Transaction Resolutions” means the resolutions approving, inter alia, the Transaction, to be considered at the Keegan Meeting, to be substantially in the form and content of Schedule 6 hereto or as otherwise agreed by the Parties;

“Transmittal Letter” means the letter of transmittal to be sent by Keegan to PMI Shareholders for use in connection with exchanging securities under the Arrangement;

“TSX” means the Toronto Stock Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Investment Company Act” means the United States Investment Company Act of 1940, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“U.S. Securities Laws” means the “blue sky” or securities law of any state or territory of the United States or the District of Columbia, together with the U.S. Exchange Act and the U.S. Securities Act, and the rules and regulations of the SEC thereunder;

“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended.

Interpretation

1.2 In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)
the division of this Agreement and the Plan of Arrangement into Articles and Sections and the further division thereof and the insertion of headings and a table of contents are for convenience of reference only and will not affect the construction or interpretation of this Agreement or the Arrangement.  Unless otherwise indicated, any reference in this Agreement and the Plan of Arrangement to an Article, Section or the symbol §, or Schedule refers to the specified Article or Section of or Schedule to this Agreement;

(b)
the terms “Arrangement Agreement”, “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement and not to any particular section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto and, unless otherwise indicated, a reference herein to a section is to the appropriate section of this Agreement;

(c)
words importing the singular number only will include the plural and vice versa, words importing the use of any gender will include all genders and words importing persons will include firms and corporations and vice versa;

(d)
if any date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day;

(e)	the word “including” means “including, without limiting the generality of the foregoing”; and

(f)	a reference to a statute is to that statute as now enacted or as the statute may from time to time be amended, re-enacted or replaced and includes any regulation, rule or policy made thereunder.

Entire Agreement

1.3 The Transaction Documents and the Confidentiality Agreement constitute the entire agreement between Keegan and PMI pertaining to the subject matter of this Agreement and supersede all prior arrangements, understandings, negotiations and discussions, whether oral or written, among them with respect to the subject matter hereof including the Exclusivity Letter.

Currency

1.4 All references to cash or currency in this Agreement are to Canadian dollars unless otherwise indicated.

Time

1.5 Unless otherwise indicated, all times expressed herein are local time, Vancouver, British Columbia, Canada.

Schedules

1.6 The following Schedules are attached hereto and form part of this Agreement:

Schedule                                Description

Schedule 1                 -           Plan of Arrangement;
Schedule 2                 -           Representations and Warranties of Keegan;
Schedule 3                 -           Representations and Warranties of PMI;
Schedule 4                 -           Locked-up Shareholders;
Schedule 5                 -           Arrangement Resolution;
Schedule 6                 -           Transaction Resolutions; and
Schedule 7                 -           Form of Lock-Up Agreement.

Knowledge

1.7 Any reference in this Agreement to the “knowledge” of PMI will mean to the best of the knowledge, information and belief of the Chief Executive Officer and the Chief Financial Officer of PMI, after due inquiry within PMI and PMI Subsidiaries.  Any reference in this Agreement to the knowledge of Keegan will mean to the best of the knowledge, information and belief of the Chief Executive Officer and Chief Financial Officer of Keegan, after due inquiry within Keegan and Keegan Subsidiaries.

Accounting Principles

1.8 All references to generally accepted accounting principles, unless otherwise stated, are to the principles recommended, from time to time, under Applicable Accounting Principles and all accounting terms not otherwise defined in this Agreement have the meanings assigned to them in accordance with Applicable Accounting Principles.

Invalidity of Provisions

1.9 Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of other provision thereof.

Disclosure Letters

1.10 The purpose of the PMI Disclosure Letter and Keegan Disclosure Letter is to set out the qualifications, exceptions and other information called for in this Agreement. The Parties acknowledge and agree that such letters and the information and disclosures contained in them do not constitute or imply, and will not be construed as:

(a) any representation, warranty, covenant or agreement which is not expressly set out in this Agreement;

(b) an admission of any liability or obligation of the Party providing the letter;

(c) an admission that the information is material;

(d) a standard of materiality, a standard for what is or is not in the ordinary course, or any other standard contrary to the standards contained in this Agreement; or

(e) an expansion of the scope or effect of any of the representations, warranties and covenants set out in this Agreement.

1.11 Inclusion of an item in any section of each disclosure letter is deemed to be disclosure with respect to any other section of this Agreement and such letter to the extent that it is apparent on its face that such disclosure should apply to such other section of this Agreement. The PMI Disclosure Letter and Keegan Disclosure Letter are each subject to the Confidentiality Agreement.

ARTICLE 2

THE ARRANGEMENT

Arrangement

2.1 Keegan and PMI agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.  Without limitation to the foregoing, at the Effective Time the Plan of Arrangement shall become effective with the result that among other things, Keegan will become the holder of all the outstanding PMI Shares.

Implementation Steps by PMI

2.2 PMI covenants in favour of Keegan that PMI will act expeditiously and in good faith to:

(a)
use commercially reasonable efforts to prepare all materials necessary for filing the application for the Interim Order with the Court within 45 days after the date of execution of this Agreement, except to the extent any delay beyond such period is due to Keegan’s failure to comply on a timely basis with its obligations under §2.4 or §2.11(b) in respect of the Joint Circular;

(b)
apply to the Court, as soon as reasonably practicable, in a manner acceptable to Keegan, acting reasonably, under Part 9, Division 5 of the BCBCA for the Interim Order, which application will clearly state PMI’s and Keegan’s intention to rely on exemption from registration requirements of the U.S. Securities Act provided by section 3(a)(10) of the U.S. Securities Act to implement the Transaction, and thereafter proceed with and diligently pursue the Interim Order;

(c)
lawfully convene and hold the PMI Meeting on the Joint Meeting Date for the purpose of approving the Arrangement Resolution, provided that Keegan has satisfied its obligations under §2.11(b). Except as otherwise provided in this Agreement, PMI will not adjourn, postpone or otherwise change the timing of the PMI Meeting without the prior written consent of Keegan, such consent not to be unreasonably withheld;

(d)
subject to obtaining such shareholder approval as is required by the Interim Order, apply to the Court under Part 9, Division 5 of the BCBCA, as soon as reasonably practicable after the PMI Meeting, for the Final Order approving the Arrangement, and thereafter proceed with and diligently pursue, the obtaining of the Final Order;

(e)
subject to obtaining the Final Order, as soon as reasonably practicable thereafter, but subject to the satisfaction or waiver of the other conditions herein contained in favour of each party, deliver to the Registrar any Arrangement Filings and take all other steps or actions as may be required in connection with the Transaction to give effect to the Arrangement;

(f)
instruct counsel acting for it to bring the applications referred to in §2.2(a) and §2.2(d) in cooperation with counsel to Keegan.  PMI shall not file any material with the Court in connection with the Arrangement or serve any such material, and shall not agree to modify or amend materials so filed or served except as expressly permitted hereby or with Keegan’s prior written consent, acting reasonably; and

(g)
permit Keegan and its counsel to review and comment upon drafts of all materials to be filed by PMI with the Court in connection with the Transaction and provide counsel to Keegan on a timely basis with copies of any notice of appearance and evidence served on PMI or its counsel in respect of the application for the Final Order or any appeal therefrom and of any notice (written or oral) received by PMI indicating any intention to oppose the granting of the Final Order or to appeal the Final Order.

Implementation Steps by Keegan

2.3 Keegan covenants in favour of PMI that Keegan will act expeditiously and in good faith to:

(a)
lawfully convene and hold the Keegan Meeting on the Joint Meeting Date for the purpose of approving the Transaction, provided that PMI has satisfied its obligations under §2.11(b). Except as otherwise provided in this Agreement, Keegan will not adjourn, postpone or otherwise change the timing of the Keegan Meeting without the prior written consent of PMI, such consent not to be unreasonably withheld;

(b)	immediately seek a listing of the Keegan Shares on the ASX, but subject to the Arrangement actually completing; and

(c)
subject to obtaining the Final Order and subject to the satisfaction or waiver of the other conditions herein contained in favour of each party, deliver to the Registrar any filings necessary to effect the Keegan Name Change immediately prior to the Effective Time and take all other steps or actions as may be required in connection with the Transaction to give effect to the Arrangement.

Joint Information Circular

2.4 The Parties will use commercially reasonable efforts to expeditiously prepare the Joint Circular, together with any other documents required by applicable Securities Laws and other applicable Laws in connection with the Transaction, and each Party will use commercially reasonable efforts to cause the Joint Circular and other documentation required in connection with their respective shareholder meetings to be sent to their respective shareholders; provided that the Joint Circular and other documentation will not be sent to the PMI Shareholders except with the prior written consent of Keegan (such consent not to be unreasonably withheld) and the Joint Circular will not be sent to the Keegan Shareholders except with the prior written consent of PMI (such consent not to be unreasonably withheld). The Parties acknowledge that the Joint Circular will, prior to being sent to the PMI Shareholders and Keegan Shareholders, require the review and approval of the ASX and TSX.

Interim Order

2.5 The notice of motion for the application referred to in §2.2(a) will request that the Interim Order provide:

(a)
that PMI Shareholders and holders of PMI Options and PMI Warrants will be the only classes of Persons to whom notice is to be provided in respect of the Arrangement and for the manner in which such notice is to be provided;

(b)	that the PMI Meeting may be adjourned or postponed from time to time by management of PMI without the need for additional approval of the Court;

(c)	that the record date for PMI Shareholders entitled to notice of and to vote at, the PMI Meeting will not change in respect of adjournments or postponements of the PMI Meeting;

(d)
that the requisite approval for the Arrangement Resolution will be two-thirds of the votes cast on the Arrangement Resolution by PMI Shareholders (voting together as a single class) present in person or represented by proxy at the PMI Meeting and entitled to vote thereat, together with, if required by MI 61-101, minority approval in accordance with MI 61-101 (together, the “PMI Shareholder Approval”);

(e)
that, in all other respects, the terms, restrictions and conditions of the notice of articles and articles of PMI, including quorum requirements and all other matters, will apply in respect of the PMI Meeting;

(f)	for the grant of the dissent rights referred to in §2.12; and

(g)	for the notice requirements with respect to the presentation of the application for the Final Order.

Final Order

2.6 Following approval of the Arrangement Resolution at the PMI Meeting, PMI will forthwith apply to the Court for the Final Order, on terms satisfactory to each of the Parties.  All notices of motion and related materials referred to in §2.2 shall be in a form satisfactory to Keegan and PMI acting reasonably.

Filings

2.7 PMI will file a certified copy of the Closing Certificate in its record book and complete the Arrangement Filings if required.

Payment of Consideration

2.8 Keegan will deposit with the Depositary the Keegan Shares to satisfy the consideration issuable and/or payable to the PMI Shareholders pursuant to the Plan of Arrangement (other than PMI Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection).

Effective Date

2.9 From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the BCBCA.  The closing of the transactions contemplated hereby will take place at the offices of McMillan LLP in Vancouver, or at such other location as may be agreed upon by the Parties.

Securities and Corporate Compliance

2.10 PMI will (with the assistance of Keegan and Keegan’s counsel) diligently do all such acts and things as may be necessary to comply, in all material respects, with NI 54-101 in relation to the PMI Meeting. Keegan will (with the assistance of PMI and PMI’s counsel) diligently do all such acts and things as may be necessary to comply, in all material respects, with NI 54-101 in relation to the Keegan Meeting.

Preparation of Filings
2.11	(a) Keegan and PMI will cooperate in:

(i)
the preparation of the applications for the Interim Order and Final Order and the preparation of any other documents reasonably considered by Keegan or PMI to be necessary to discharge their respective obligations under applicable Laws in connection with the Transaction; and

(ii)	the taking of all such action as may be required under applicable Laws in connection with the Transaction.

(b)
Each of Keegan and PMI will furnish to the other all such information concerning it, its Affiliates and its shareholders as may be required to effect the actions described in §2.4 and §2.10 and the foregoing provisions of this §2.11, and each covenants that no information furnished by it in connection with such actions or otherwise in connection with the consummation of the Transaction, will contain any untrue statement of a Material Fact or omit to state a Material Fact required to be stated or which is necessary in order to make any information so furnished not misleading in the light of the circumstances in which it is furnished or to be used.

(c)
Keegan and PMI will each promptly notify the other if at any time before the Effective Time it becomes aware that the Joint Circular or an application for an order described in §2.2, §2.5 or §2.6 or any application filed with a Governmental Entity, contains any untrue statement of a Material Fact or omits to state a Material Fact required to be stated therein or which is necessary to make the statements contained therein not misleading in light of the circumstances in which they were made, or that otherwise requires an amendment or supplement to the Joint Circular or such application. In any such event, Keegan and PMI will cooperate in the preparation of a supplement or amendment to the Joint Circular or such other application, as required and as the case may be, and, if required, will cause the same to be distributed to the PMI Shareholders and the Keegan Shareholders and/or filed with the applicable Governmental Entities.

(d)
Each Party will ensure that the Joint Circular complies with all applicable Laws and requirements of the Stock Exchanges and, without limiting the generality of the foregoing, with respect to the information applicable to such Party, that the Joint Circular does not contain any untrue statement of a Material Fact or omit to state a Material Fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they were made. Without limiting the generality of the foregoing, PMI will ensure that the Joint Circular provides PMI Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the PMI Meeting and Keegan will ensure that the Joint Circular provides Keegan Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Keegan Meeting.  Each Party will provide information in sufficient detail to allow Keegan to rely upon the exemption from registration provided under section 3(a)(10) of the U.S. Securities Act with respect to the issuance of Keegan Shares in exchange for PMI Shares and Replacement Options in exchange for PMI Options pursuant to the Transaction.

Dissenting Shares

2.12 Registered PMI Shareholders may exercise rights of dissent with respect to their PMI Shares in connection with the Arrangement pursuant to and in the manner set forth in the Plan of Arrangement. PMI will give Keegan prompt notice of any written notice of a dissent, withdrawal of such notice, and any other instruments served pursuant to such rights of dissent and received by PMI.

Keegan Approvals

2.13 Keegan represents as of the date hereof that its Board of Directors has unanimously:

(a)	determined that the Transaction is fair to the Keegan Shareholders as a whole and is in the best interests of Keegan;

(b)	resolved to recommend that the Keegan Shareholders vote in favour of the Transaction;

(c)	resolved to authorize Keegan to consummate the Transaction on the terms set forth herein and in the Plan of Arrangement;

(d)	resolved to authorize Keegan to execute and deliver this Agreement; and

(e)
approved obtaining a written opinion from the Keegan Financial Advisor prior to the mailing of the Joint Circular and other documentation required in connection with the Keegan Meeting to confirm the verbal opinion of the Keegan Financial Advisor received before execution hereof that the consideration payable under the Arrangement by Keegan for the PMI Shares is fair from a financial point of view to the Keegan Shareholders, subject to the assumptions and limitations described in such opinion.

PMI Approvals

2.14 PMI represents as of the date hereof that its Board of Directors has unanimously:

(a)	determined that the Transaction is fair to the PMI Shareholders as a whole and is in the best interests of PMI;

(b)	resolved to recommend that the PMI Shareholders vote in favour of the Arrangement Resolution;

(c)	resolved to authorize PMI to consummate the Transaction on the terms set forth herein and in the Plan of Arrangement;

(d)	resolved to authorize PMI to execute and deliver this Agreement; and

(e)
approved obtaining a written opinion from the PMI Financial Advisor prior to the mailing of the Joint Circular and other documentation required in connection with the PMI Meeting to confirm the verbal opinion of the PMI Financial Advisor received before execution hereof that the consideration payable under the Arrangement by Keegan for the PMI Shares is fair from a financial point of view to the PMI Shareholders, subject to the assumptions and limitations described in such opinion.

No Fractional Shares

2.15 Keegan will not be required to issue or deliver fractions of Keegan Shares or to distribute share certificates which evidence fractional Keegan Shares.

U.S. Tax Matters

2.16 The Arrangement as set forth in the Plan of Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code and this Agreement is intended to be a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the U.S. Tax Code.  Each party hereto agrees to treat the Arrangement as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for all United States federal income tax purposes, and agrees to treat this Agreement as a “plan of reorganization” within the meaning of the U.S. Treasury Regulations promulgated under Section 368 of the U.S. Tax Code, and to not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by applicable law.  Except as otherwise provided in this Agreement and in the Plan of Arrangement, each party hereto agrees to act in a manner that is consistent with the parties’ intention that the Arrangement be treated as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for all United States federal income tax purposes.  Notwithstanding the foregoing, neither PMI nor Keegan makes any representation, warranty or covenant to any other party or to any PMI Shareholder, Keegan Shareholder or other holder of PMI securities or Keegan securities (including, without limitation, stock options, warrants, debt instruments or other similar rights or instruments) regarding the U.S. tax treatment of the Arrangement, including, but not limited to, whether the Arrangement will qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code or as a tax-deferred reorganization for purposes of any United States state or local income tax law.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

Representations and Warranties of PMI

3.1 PMI hereby represents and warrants to Keegan as set forth in Schedule 3, such representations and warranties being subject to the Transaction.  For purposes of the representations and warranties of PMI, Keegan is deemed to have knowledge of all information contained in the PMI Disclosure Documents as were publicly available through SEDAR as at the date hereof.

Representations and Warranties of Keegan

3.2 Keegan hereby represents and warrants to PMI as set forth in Schedule 2, such representations and warranties being subject to the Transaction. For purposes of the representations and warranties of Keegan, PMI is deemed to have knowledge of all information contained in the Keegan Disclosure Documents as were publicly available through SEDAR as at the date hereof.

ARTICLE 4
ADDITIONAL AGREEMENTS

Non-Waiver

4.1 No investigations made by or on behalf of any of Keegan or PMI at any time, will have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by any of them in or pursuant to this Agreement. No waiver of any condition or other provision in whole or in part, will constitute a waiver of any other condition or provision (whether or not similar) nor will such waiver constitute a continuing waiver unless otherwise expressly provided. No waiver by Keegan or PMI will be effective unless it is in writing.

Nature and Survival

4.2 All representations and warranties contained in this Agreement on the part of each of Keegan and PMI will terminate on the first to occur of (i) the Effective Date, (ii) the Termination Date, and (iii) such earlier date upon which this Agreement is terminated; provided however, that, subject to §9.4 and §9.7, neither Keegan or PMI will be released or relieved from any liability arising from the breach by it of any of its covenants, representations or warranties set forth in this Agreement that arose prior to the time of such termination.

Insurance and Indemnification

4.3 Keegan agrees that, notwithstanding any covenant in this Agreement, (i) PMI may purchase at a cost not to exceed 200% of the annual premiums currently paid by PMI for such insurance, an extension to PMI’s current director and officer liability insurance policies; and (ii) Keegan will cause PMI (or any successor to PMI) to maintain, prepaid non-cancellable “trailing” or “runoff” directors’ and officers’ liability insurance providing such coverage for the period from the Effective Time until six (6) years after the Effective Time on terms comparable to those contained in the current insurance policies of PMI (the “Run off Insurance”). If the Run-off Insurance would require an expenditure in excess of such threshold then PMI may obtain the maximum insurance that can be acquired for an expenditure of 200% of the annual premiums currently paid.

Keegan agrees that it will cause PMI to honour all rights to indemnification now existing in favour of present and former officers and directors of PMI to the extent that they are in effect at the date hereof, and acknowledges that such rights, to the extent that they are disclosed in the PMI Disclosure Letter, will survive the completion of the Plan of Arrangement and will continue in full force and effect for a period of not less than six years from the Effective Date.

The provisions of this §4.3 are intended for the benefit of, and will be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, PMI hereby confirms that it is acting as agent and trustee on their behalf.

ARTICLE 5
COVENANTS

Consultation With Respect to News Releases

5.1 Prior to the Effective Time, each Party will consult with the other Party prior to issuing any press release or otherwise making public statements. In addition, each Party will consult with the other Party prior to making any filing with any Governmental Entity with respect to the Transaction.  Each Party will use all commercially reasonable efforts to enable the other Party to review and comment on all such press releases before the release thereof and will enable the other Party to review and comment on such filings before the filing thereof, provided that the obligations herein will not prevent any Party from making such disclosure as its counsel advises is required by applicable laws, the Stock Exchanges, or under Applicable Securities Laws.

Covenants of PMI Relating to the Arrangement

5.2 PMI covenants and agrees to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable under law to consummate the Transaction as soon as practicable, including:

(a)
using commercially reasonable efforts to satisfy all of the conditions precedent to the completion of the Transaction and using commercially reasonable efforts to apply for and obtain, and cooperating with Keegan in applying for and obtaining, the consents, orders and approvals necessary for PMI and Keegan, respectively, to complete the Transaction;

(b)	subject to §5.10 and §5.11, publicly supporting the Transaction and recommending to the PMI Shareholders that they vote in favour of the Arrangement Resolution at the PMI Meeting;

(c)
notwithstanding the terms of the Confidentiality Agreement, permitting Keegan’s officers, directors, employees, consultants and advisors to solicit proxies from the PMI Shareholders in accordance with applicable Law; and

(d)	complying with all of its obligations under the Plan of Arrangement;

(e)
taking all commercially reasonable action to lawfully solicit proxies for the PMI Meeting in favour of the Arrangement Resolution, and not making a PMI Change in Recommendation except in accordance with §5.10 and §5.11; and

(f)
using its commercially reasonable efforts to conduct its affairs so that all of the representations and warranties of PMI contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

Business Covenants of PMI

5.3 PMI covenants and agrees, except as contemplated in this Agreement or the Plan of Arrangement, that from the date hereof until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier, it will:

(a)
continue to carry on the business and affairs of PMI in the usual and normal course, take all action and make all expenditures necessary to maintain all of the properties and assets owned and controlled by PMI in good standing;

(b)
fully cooperate and consult through a weekly meeting with Keegan to allow Keegan to monitor, and provide input with respect to all activities relating to the exploration, permitting, development and maintenance of all of the properties and assets owned and controlled by PMI (and any disclosure of new technical information);

(c)
permit Keegan’s officers, directors, employees, consultants and advisors, at all reasonable times, access to the properties owned, controlled or operated by PMI and to the books, records, reports, PMI’s data, periodic site reports  and all other information relevant to the business, properties and affairs of PMI, including drill core and other samples and all reports, correspondence and other information provided by all of PMI’s consultants;

(d)
in all material respects, conduct itself so as to keep Keegan fully informed as to the material decisions or actions required to be made or undertaken with respect to the operation of its business, provided that such disclosure is not otherwise prohibited by operation of applicable Laws or by reason of a confidentiality obligation owed to a third party for which a waiver could not be obtained; and

(e)
use commercially reasonable efforts to cause its respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re- insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

5.4 Notwithstanding §5.3, PMI will not, except as provided for in this Agreement, or as disclosed in the PMI Disclosure Letter or required to give effect to the Transaction or Plan of Arrangement, without prior consultation with and the consent of Keegan, directly or indirectly do, agree to do, or permit to occur any of the following:

(a)	amend its constating documents;

(b)	declare, set aside or pay any dividend or other distribution or payment in respect of any of the PMI Shares;

(c)
issue, grant, sell or pledge or agree to issue, grant, sell or pledge any PMI Securities (other than PMI Shares issuable upon the exercise of currently outstanding PMI Options or PMI Warrants or PMI Performance Rights), or amend the terms of any outstanding PMI Securities;

(d)	redeem, purchase or otherwise acquire any of the outstanding PMI Securities;

(e)	split, combine or reclassify any of the PMI Shares;

(f)
adopt or propose any shareholder or director resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction or adopt any plan of liquidation;

(g)	reduce its stated capital;

(h)	sell or otherwise dispose or encumber of any of the assets of PMI except non-material assets within the ordinary course of business;

(i)
amend, alter, enter into or terminate any employment or consulting agreement or alter the pay, benefits or other terms and conditions of employment or service of any employees or consultants other than with non-executive employees in the ordinary course;

(j)
make or commit to make any severance payments or termination payments to any person including, without limitation, consultants, directors, officers, employees or agents of PMI except as required under contracts existing on the date hereof;

(k)	enter into or amend any agreements, arrangements or transactions with any related party except post-severance agreements as agreed to by Keegan;

(l)
enter into, renew or modify in any material respect any Material Contract, agreement, lease, commitment or arrangement to which PMI is a party or by which either of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement or with the prior consent of Keegan which consent shall not be arbitrarily or unreasonably withheld or delayed; or

(m)
without prior consultation with and the consent of Keegan, such consent not to be unreasonably withheld, enter into new material commitments of a capital expenditure nature or incur any new contingent liabilities, indebtedness or guarantee any new indebtedness.  Without limiting the generality of the foregoing and notwithstanding anything to the contrary in this §5.4, from the date of this Agreement until the Effective Time, PMI will be permitted to engage in any of the following activities with the full participation, involvement and approval of the Tender Evaluation Committee:

(i)	enter into any contract which individually provides for an expenditure or liability of $1,000,000 or greater;

(ii)	any plant construction, contractor selection or contracts; and

(iii)	any mining contractor selection or contracts.

Covenants of Keegan Relating to the Arrangement

5.5 Keegan covenants and agrees to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable under law to consummate the Transaction as soon as practicable, including:

(a)
using commercially reasonable efforts to satisfy all of the conditions precedent to the completion of the Transaction and using commercially reasonable efforts to apply for and obtain, and cooperating with PMI in applying for and obtaining, the consents, orders and approvals necessary for Keegan and PMI, respectively, to complete the Transaction;

(b)	subject to §5.12 and §5.13, publicly supporting the Transaction and recommending to the Keegan Shareholders that they vote in favour of the Transaction Resolutions at the Keegan Meeting;

(c)
notwithstanding the terms of the Confidentiality Agreement, permitting PMI’s officers, directors, employees, consultants and advisors to solicit proxies from the Keegan Shareholders in accordance with applicable Law;

(d)
using commercially reasonable efforts to (i) cause the Keegan Shares to be issued to PMI Shareholders pursuant to the terms of the Arrangement to be listed and posted for trading on the TSX and NYSE MKT, (ii) obtain an ASX listing for the Keegan Shares (including obtaining all required waivers), and (iii) cause the Keegan Shares which the holders of Replacement Options and Replacement Warrants are entitled to receive on exercise of PMI Options and PMI Warrants, respectively, to be listed and posted for trading on the TSX, ASX and NYSE MKT;

(e)	complying with all of its obligations under the Plan of Arrangement;

(f)	using commercially reasonable efforts to ensure that the Joint Circular obtains the benefit of foreign securities prospectus relief and on-sale relief under the Corporations Act;

(g)
taking all commercially reasonable action to lawfully solicit proxies for the Keegan Meeting in favour of the Transaction Resolutions, and not making a Keegan Change in Recommendation except in accordance with §5.12 and §5.13; and

(h)
using commercially reasonable efforts to conduct its affairs so that all of the representations and warranties of Keegan contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

Business Covenants of Keegan

5.6 Keegan covenants and agrees, except as contemplated in this Agreement or the Plan of Arrangement, that from the date hereof until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier, it will:

(a)
continue to carry on the business and affairs of Keegan in the usual and normal course, take all action and make all expenditures necessary to maintain all of the properties and assets owned and controlled by Keegan in good standing;

(b)
fully cooperate and consult through a weekly meeting with PMI to allow PMI to monitor, and provide input with respect to all activities relating to the exploration, permitting, development and maintenance of all of the properties and assets owned and controlled by Keegan (and any disclosure of new technical information);

(c)
permit PMI’s officers, directors, employees, consultants and advisors, at all reasonable times, access to the properties owned, controlled or operated by Keegan and to the books, records, reports, Keegan’s data, periodic site reports  and all other information relevant to the business, properties and affairs of Keegan, including drill core and other samples and all reports, correspondence and other information provided by all of Keegan’s consultants;

(d)
in all material respects, conduct itself so as to keep PMI fully informed as to the material decisions or actions required to be made or undertaken with respect to the operation of its business, provided that such disclosure is not otherwise prohibited by operation of applicable Laws or by reason of a confidentiality obligation owed to a third party for which a waiver could not be obtained;

(e)
use commercially reasonable efforts to cause its respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re- insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

5.7 Without limiting the generality of the foregoing and notwithstanding anything to the contrary in this §5.7, the Parties acknowledge and agree that Keegan will conduct the following activities up until the Effective Time:

(a)	continue with the integrated metallurgical test work, mine planning and all work associated with the completion of Keegan’s pre-feasibility study;

(b)
engage in land swap arrangements with the Mpatoam Small Scale Mining Company, including but not limited to, finalising legal agreements, paying for land swaps and allocating alluvial land to the Mpatoam Small Scale Mining Company;

(c)	continue with finalisation of Keegan’s environmental impact statements submission due in the first quarter of 2013; and

(d)
continue to set up an office in South Africa including, but not limited to, registering a company, engaging administrative staff, opening bank accounts, registering for taxes and signing appropriate lease agreements.

5.8 Notwithstanding §5.6 and §5.7, Keegan will not, except as provided for in this Agreement, or as disclosed in the Keegan Disclosure Letter or required to give effect to the Transaction or Plan of Arrangement, without prior consultation with and the consent of PMI, directly or indirectly do, agree to do, or permit to occur any of the following:

(a)	amend its constating documents;

(b)	declare, set aside or pay any dividend or other distribution or payment in respect of any of the Keegan Shares;

(c)
issue, grant, sell or pledge or agree to issue, grant, sell or pledge any Keegan Securities (other than Keegan Shares issuable upon the exercise of currently outstanding Keegan Options or Keegan Warrants), or amend the terms of any outstanding Keegan Securities;

(d)	redeem, purchase or otherwise acquire any of the outstanding Keegan Securities;

(e)	split, combine or reclassify any of the Keegan Shares;

(f)
adopt or propose any shareholder or director resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction or adopt any plan of liquidation;

(g)	reduce its stated capital;

(h)	sell or otherwise dispose or encumber of any of the assets of Keegan except non-material assets within the ordinary course of business;

(i)
amend, alter, enter into or terminate any employment or consulting agreement or alter the pay, benefits or other terms and conditions of employment or service of any employees or consultants other than with non-executive employees in the ordinary course;

(j)
make or commit to make any severance payments or termination payments to any person including, without limitation, consultants, directors, officers, employees or agents of Keegan, except as required under contracts existing on the date hereof;

(k)	enter into or amend any agreements, arrangements or transactions with any related party;

(l)
enter into, renew or modify in any material respect any Material Contract, agreement, lease, commitment or arrangement to which Keegan is a party or by which either of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement or with the prior consent of PMI which consent shall not be arbitrarily or unreasonably withheld or delayed;

(m)
without prior consultation with and the consent of PMI, such consent not to be unreasonably withheld, enter into new material commitments of a capital expenditure nature or incur any new contingent liabilities, indebtedness or guarantee any new indebtedness.

Mutual Covenants

5.9 Each of PMI and Keegan covenants and agrees that, except as contemplated in the Transaction Documents, from the date hereof until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier:

(a)	it will:

(i)
use its reasonable commercial efforts to preserve intact in all material respect its business organizations and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, unions, agents, distributors, customers and others having business relationships with it;

(ii)
not take any action that would interfere with or be inconsistent with the completion of the Transaction or which would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time before the Effective Date; and

(iii)
promptly notify the other Party of any Material Adverse Effect, or any change which could reasonably be expected to result in a Material Adverse Effect, in respect of its business or properties, and of any Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(b)
it will use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to the obligations of Keegan and PMI set forth in Article 7 to the extent that such is within its control and to take, or cause to be taken, all other reasonable action and to do, or cause to be done, all other things reasonably necessary, proper or advisable under all applicable Laws to complete the Transaction, including using all of its commercially reasonable efforts to:

(i)	obtain or co-operate in obtaining all necessary waivers, consents and approvals required to be obtained to consummate the Transaction;

(ii)
effect or co-operate in effecting all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Transaction and participate and appear in any required proceedings before Governmental Entities in connection therewith;

(iii)
oppose, lift or rescind or co-operate in opposing, lifting or rescinding any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of Keegan or PMI to consummate, the  Transaction;

(iv)
fulfill all conditions and satisfy all provisions of the Transaction Documents on its part, including, where applicable, delivery of the certificates of its officers contemplated by §7.2(b) in the case of PMI and §7.3(b) in the case of Keegan; and

(v)	otherwise cooperate with the other in connection with the performance by it of its obligations under the Transaction Documents;

(c)
subject in the case of PMI to those actions it is permitted to do in compliance with §5.10 and §5.11 and in the case of Keegan to those actions it is permitted to do in compliance with §5.12 and §5.13, it will not take any action or refrain from taking any action, which would reasonably be expected to significantly impede or delay the consummation of the Transaction;

(d)	it will vigorously defend or cause to be defended any Claim or other legal proceedings brought against it challenging the Transaction; and

(e)
it will use commercially reasonable efforts to carry out all actions necessary to ensure the availability of the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereunder, it being acknowledged and agreed by both Parties hereto that the securities to be issued pursuant to the Arrangement have not been registered under the U.S. Securities Act.

PMI’s Covenants Regarding Non-Solicitation
5.10

(a) PMI shall, and shall direct and cause its officers, directors, employees, representatives, advisors and agents to immediately cease and cause to be terminated any existing solicitation, encouragement, activity, discussion or negotiation with any parties that may be ongoing with respect to an Acquisition Proposal for PMI whether or not initiated by PMI.  PMI will, and will cause the officers, directors, employees, consultants, representatives and agents of PMI and the PMI Subsidiaries to, immediately terminate and cease any discussions or negotiations with any parties (other than Keegan) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal for PMI. PMI will: (i) discontinue or not allow access to any of its confidential information to any third party; and (ii) immediately request the return or destruction of all information provided to any third party that has entered into a confidentiality agreement with PMI relating to a potential Acquisition Proposal for PMI to the extent that such information has not previously been returned or destroyed, and will use all commercially reasonable efforts to ensure that such requests are honoured. PMI agrees not to: (iii) release any third party from any confidentiality agreement relating to a potential Acquisition Proposal for PMI to which such third party is a party except to allow a Person to propose an Acquisition Proposal for PMI to the PMI Board; (iv) release any third party from any non-solicitation or standstill agreement or provision to which such third party is a party. PMI also agrees not to amend, modify or waive any such confidentiality, non-solicitation or standstill agreement or provision and undertakes to enforce, or cause the PMI Subsidiaries to enforce such agreements and provisions.

(b)
Subject to §5.11 or unless permitted pursuant to this §5.10, PMI agrees that it will not, and will not authorize or permit any of its officers, directors, employees, representatives, advisors or agents, directly or indirectly, to:

(i)
make, solicit, initiate, entertain, encourage, promote or facilitate, including by way of permitting any visit to its facilities or properties or entering into any form of agreement, arrangement or understanding, any inquiries or the making of any proposals regarding an Acquisition Proposal for PMI or that may be reasonably be expected to lead to an Acquisition Proposal for PMI;

(ii)
participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise cooperate with, respond to, assist or participate in any Acquisition Proposal for PMI or potential Acquisition Proposal for PMI, or seek to do any of the foregoing;

(iii)	waive, or otherwise forbear in the enforcement of, any existing confidentiality agreements including any “standstill provisions” thereunder;

(iv)
remain neutral with respect to, or agree to, approve or recommend any Acquisition Proposal for PMI or potential Acquisition Proposal for PMI (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for PMI until 5 Business Days following formal announcement of such Acquisition Proposal for PMI will not be considered to be a violation of this paragraph (b)(iv));

(v)
withdraw, modify, qualify or change in a manner adverse to Keegan, or publicly propose to or publicly state that it intends to withdraw, modify, qualify or change in a manner adverse to Keegan the approval, recommendation or declaration of advisability of the PMI Board of the Transaction (a “PMI Change in Recommendation”) (it being understood that failing to affirm the approval or recommendation of the PMI Board of the Transaction within two Business Days after an Acquisition Proposal for PMI has been publicly announced and, in circumstances where no Acquisition Proposal for PMI has been made, within 5 Business Days of being requested to do so by Keegan, will be considered an adverse modification);

(vi)
enter into any agreement, arrangement or understanding related to any Acquisition Proposal for PMI or requiring it to abandon, terminate or fail to consummate the Transaction or providing for the payment of any break, termination or other fees or expenses to any person in the event that the Transaction is completed or any other transaction agreed to before any termination of this Agreement; or

(vii)	make any public announcement or take any other action inconsistent with the recommendation of the PMI Board to approve the Transaction.

Notwithstanding the foregoing and any other provisions of this Agreement, the PMI Board may consider, participate in any discussions or negotiations with and provide information to (but not enter into any agreement with, other than a confidentiality agreement contemplated below), any person who has delivered a written Acquisition Proposal for PMI which did not result from a breach of this §5.10 by PMI or any of its officers, directors, employees, representatives, advisors or agents and that the PMI Board determines in good faith may reasonably become a PMI Superior Proposal provided, however, that if PMI provides confidential non-public information to, or enters into a confidentiality agreement with such person:

(A)
PMI obtains a confidentiality and standstill agreement from the person making such Acquisition Proposal for PMI that is substantively the same as the Confidentiality Agreement and otherwise on terms no more favourable to such person than the Confidentiality Agreement, including a standstill provision at least as stringent as contained in such Confidentiality Agreement; provided, however, that it will not preclude such person from making a PMI Superior Proposal;

(B)
PMI sends a copy of any such confidentiality agreement to Keegan promptly upon its execution and Keegan is immediately provided with access to similar information to which such person was provided if not previously provided; and

(C)	PMI provides such information with to the person making such PMI Superior Proposal for a period of not more than 21 days;

(c)
From and after the date of this Agreement, PMI will promptly (and in any event within 24 hours) notify Keegan, at first orally and then in writing, of any proposals, offers or written inquiries relating to or which could be an Acquisition Proposal for PMI, or any request for non-public information relating to PMI.  Such notice will include a description of the terms and conditions of any proposal, inquiry or offer, the identity of the person making such proposal, inquiry or offer and provide such other details of the proposal, inquiry or offer as Keegan may reasonably request. PMI will keep Keegan fully informed on a prompt basis of the status, including any change to the material terms, of any such inquiry, proposal or offer.

Right to Accept a PMI Superior Proposal
5.11

(a) If PMI has complied with §5.10 with respect thereto, PMI may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal for PMI which the PMI Board has determined to be a PMI Superior Proposal (other than a confidentiality agreement, the execution of which will not be subject to the conditions of this §5.11 but subject to §5.10(b)) received before the date of approval of the Arrangement Resolution by its shareholders and terminate this Agreement if, and only if:

(i)	PMI has provided Keegan with a copy of the PMI Superior Proposal document and any proposed agreement;

(ii)	PMI has provided Keegan with the information regarding such PMI Superior Proposal required under §5.10(c);

(iii)	the person making the PMI Superior Proposal was not restricted from making such proposal pursuant to an existing standstill or similar restriction;

(iv)
the PMI Board has determined in good faith after consultation with outside legal counsel and its financial advisors that it is necessary in order for the Board of Directors to discharge properly its fiduciary duties to withdraw or modify its approval or recommendation of this Agreement and to approve or recommend such PMI Superior Proposal;

(v)
five Business Days will have elapsed from the later of the date Keegan received written notice (a “PMI Superior Proposal Notice”) advising Keegan that the PMI Board determined it to be a PMI Superior Proposal and had resolved to accept, approve, recommend or enter into an agreement in respect of such PMI Superior Proposal subject only to this §5.11, and the date Keegan received a copy of such PMI Superior Proposal document. In the event that PMI provides Keegan with a PMI Superior Proposal Notice on a date that is less than seven Business Days before the PMI Meeting, PMI shall, at the request of Keegan, adjourn such meeting to a date that is not less than five Business Days and not more than 15 days after the date of the PMI Superior Proposal Notice.  Unless otherwise ordered by a court, PMI will continue to take all reasonable steps necessary to hold the PMI Meeting and to cause the Transaction to be voted on at such meeting;

(vi)
PMI pays to Keegan the Termination Fee prior to any approval, recommendation or the entering of any agreement, understanding or arrangement, PMI acknowledging and agreeing that payment of the Termination Fee under §9.4 is a condition to valid termination of this Agreement under §9.1(g) and this §5.11(a); and

(vii)	no agreement, understanding or arrangement is entered into until §5.11(b) shall have been complied with.

(b)
During the five Business Day period referred to in §5.11(a)(v), PMI agrees that Keegan will have the right, but not the obligation, to offer in writing to amend the terms of this Agreement (the “Keegan Counter Proposal”), which offer must be received by PMI before 5:00 p.m. (Vancouver time) on the fifth Business Day of such period in order for such offer to comply with the requirements of this §5.11(b). The PMI Board will review any Keegan Counter Proposal in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether the Keegan Counter Proposal would, upon acceptance by PMI, be at least equivalent to the PMI Superior Proposal. If the PMI Board so determines, it will enter into an amended agreement with Keegan reflecting the Keegan Counter Proposal. If the PMI Board does not so determine, PMI may accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such PMI Superior Proposal, provided that the Termination Fee required to be paid pursuant to §9.4 and §5.11(a) shall have been paid to Keegan prior to any termination.

(c)
Each Party also acknowledges and agrees that each successive material modification of any Acquisition Proposal for PMI will constitute a new Acquisition Proposal  for PMI for the purposes of the requirement under clause (v) of §5.11(a) and will initiate an additional five Business Day notice period.

(d)
The PMI Board shall promptly reaffirm its recommendation of the Arrangement by press release after: (i) the PMI Board determines any Acquisition Proposal for PMI that has been made public is not or may not reasonably become a PMI Superior Proposal; or (ii) the PMI Board determines that a proposed amendment to the terms of the Arrangement would result in an Acquisition Proposal for PMI which has been publicly announced or made not being a PMI Superior Proposal, and the Parties have so amended the terms of the Arrangement. Keegan and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by PMI, acting reasonably.

Keegan’s Covenants Regarding Non-Solicitation
5.12

(a) Keegan shall, and shall direct and cause its officers, directors, employees, representatives, advisors and agents to immediately cease and cause to be terminated any existing solicitation, encouragement, activity, discussion or negotiation with any parties that may be ongoing with respect to an Acquisition Proposal for Keegan whether or not initiated by Keegan.  Keegan will, and will cause the officers, directors, employees, consultants, representatives and agents of Keegan and the Keegan Subsidiaries to, immediately terminate and cease any discussions or negotiations with any parties(other than PMI) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal for Keegan. Keegan will: (i) discontinue or not allow access to any of its confidential information to any third party; and (ii) immediately request the return or destruction of all information provided to any third party that has entered into a confidentiality agreement with Keegan relating to a potential Acquisition Proposal for Keegan to the extent that such information has not previously been returned or destroyed, and will use all commercially reasonable efforts to ensure that such requests are honoured. Keegan agrees not to: (iii) release any third party from any confidentiality agreement relating to a potential Acquisition Proposal for Keegan to which such third party is a party except to allow a Person to propose an Acquisition Proposal for Keegan to the Keegan Board; (iv) release any third party from any non-solicitation or standstill agreement or provision to which such third party is a party. Keegan also agrees not to amend, modify or waive any such confidentiality, non-solicitation or standstill agreement or provision and undertakes to enforce, or cause the Keegan Subsidiaries to enforce such agreements and provisions.

(b)
Subject to §5.13 or unless permitted pursuant to this §5.12, Keegan agrees that it will not, and will not authorize or permit any of its officers, directors, employees, representatives, advisors or agents, directly or indirectly, to:

(i)
make, solicit, initiate, entertain, encourage, promote or facilitate, including by way of permitting any visit to its facilities or properties or entering into any form of agreement, arrangement or understanding, any inquiries or the making of any proposals regarding an Acquisition Proposal for Keegan or that may be reasonably be expected to lead to an Acquisition Proposal for Keegan;

(ii)
participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise cooperate with, respond to, assist or participate in any Acquisition Proposal for Keegan or potential Acquisition Proposal for Keegan, or seek to do any of the foregoing;

(iii)	waive, or otherwise forbear in the enforcement of, any existing confidentiality agreements including any “standstill provisions” thereunder;

(iv)
remain neutral with respect to, or agree to, approve or recommend any Acquisition Proposal for Keegan or potential Acquisition Proposal for Keegan (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for Keegan until 5 Business Days following formal announcement of such Acquisition Proposal for Keegan will not be considered to be a violation of this paragraph (b)(iv));

(v)
withdraw, modify, qualify or change in a manner adverse to PMI, or publicly propose to or publicly state that it intends to withdraw, modify, qualify or change in a manner adverse to PMI the approval, recommendation or declaration of advisability of the Keegan Board of the Transaction (a “Keegan Change in Recommendation”) (it being understood that failing to affirm the approval or recommendation of the Keegan Board of the Transaction within two Business Days after an Acquisition Proposal for Keegan has been publicly announced and, in circumstances where no Acquisition Proposal for Keegan has been made, within 10 Business Days of being requested to do so by PMI, will be considered an adverse modification);

(vi)
enter into any agreement, arrangement or understanding related to any Acquisition Proposal for Keegan or requiring it to abandon, terminate or fail to consummate the Transaction or providing for the payment of any break, termination or other fees or expenses to any person in the event that the Transaction is completed or any other transaction agreed to before any termination of this Agreement; or

(vii)	make any public announcement or take any other action inconsistent with the recommendation of the Keegan Board to approve the Transaction.

Notwithstanding the foregoing and any other provisions of this Agreement, the Keegan Board may consider, participate in any discussions or negotiations with and provide information to (but not enter into any agreement with, other than a confidentiality agreement contemplated below), any person who has delivered a written Acquisition Proposal for Keegan which did not result from a breach of this §5.12 by Keegan or any of its officers, directors, employees, representatives, advisors or agents and that the Keegan Board determines in good faith may reasonably become a Keegan Superior Proposal provided, however, that if Keegan provides confidential non-public information to, or enters into a confidentiality agreement with such person:

(A)
Keegan obtains a confidentiality and standstill agreement from the person making such Acquisition Proposal for Keegan that is substantively the same as the Confidentiality Agreement and otherwise on terms no more favourable to such person than the Confidentiality Agreement, including a standstill provision at least as stringent as contained in such Confidentiality Agreement; provided, however, that it will not preclude such person from making a Keegan Superior Proposal;

(B)
Keegan sends a copy of any such confidentiality agreement to PMI promptly upon its execution and PMI and is immediately provided with access to similar information to which such person was provided if not previously provided to PMI; and

(C)	Keegan provides such information with to the person making such Keegan Superior Proposal for a period of not more than 21 days;

(c)
From and after the date of this Agreement, Keegan will promptly (and in any event within 24 hours) notify PMI, at first orally and then in writing, of any proposals, offers or written inquiries relating to or which could be an Acquisition Proposal for Keegan, or any request for non-public information relating to Keegan.  Such notice will include a description of the terms and conditions of any proposal, inquiry or offer, the identity of the person making such proposal, inquiry or offer and provide such other details of the proposal, inquiry or offer as PMI may reasonably request. Keegan will keep PMI fully informed on a prompt basis of the status, including any change to the material terms, of any such inquiry, proposal or offer.

Right to Accept a Keegan Superior Proposal
5.13

(a) If Keegan has complied with §5.12 with respect thereto, Keegan may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal for Keegan which the Keegan Board has determined to be a Keegan Superior Proposal (other than a confidentiality agreement, the execution of which will not be subject to the conditions of this §5.13 but subject to §5.12(b)) received before the date of approval of the Transaction Resolutions by its shareholders and terminate this Agreement if, and only if:

(i)	Keegan has provided PMI with a copy of the Keegan Superior Proposal document and any proposed agreement;

(ii)	Keegan has provided PMI with the information regarding such Keegan Superior Proposal required under §5.12(c);

(iii)	the person making the Keegan Superior Proposal was not restricted from making such proposal pursuant to an existing standstill or similar restriction;

(iv)
the Keegan Board has determined in good faith after consultation with outside legal counsel and its financial advisors that it is necessary in order for the Board of Directors to discharge properly its fiduciary duties to withdraw or modify its approval or recommendation of the Transaction and to approve or recommend such Keegan Superior Proposal;

(v)
five Business Days will have elapsed from the later of the date PMI received written notice (a “Keegan Superior Proposal Notice”) advising PMI that the Keegan Board determined it to be a Keegan Superior Proposal and has resolved to accept, approve, recommend or enter into an agreement in respect of such Keegan Superior Proposal subject only to this §5.13, and the date PMI received a copy of such Keegan Superior Proposal document. In the event that Keegan provides PMI with a Keegan Superior Proposal Notice on a date that is less than seven Business Days before the Keegan Meeting, Keegan shall, at the request of PMI, adjourn such meeting to a date that is not less than five Business Days and not more than 15 days after the date of the Keegan Superior Proposal Notice.  Unless otherwise ordered by a court, Keegan will continue to take all reasonable steps necessary to hold the Keegan Meeting and to cause the Transaction to be voted on at such meeting;

(vi)
Keegan pays to PMI the Termination Fee prior to any approval, recommendation, or the entering into of any agreement, understanding or arrangement, Keegan acknowledging and agreeing that payment of the Termination Fee under §9.7 is a condition to valid termination of this Agreement under §9.1(h) and this §5.13(a); and

(vii)	no agreement, understanding or arrangement is entered into until §5.13(b) shall have been complied with.

(b)
During the five Business Day period referred to in §5.13(a)(v), Keegan agrees that PMI will have the right, but not the obligation, to offer in writing to match or exceed the existing Keegan Superior Proposal (the “PMI Counter Proposal”), which offer must be received by Keegan before 5:00 p.m. (Vancouver time) on the fifth Business Day of such period in order for such offer to comply with the requirements of this §5.13(b). The Keegan Board will review any written PMI Counter-Proposal in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether the PMI Counter Proposal would, upon acceptance by Keegan, be at least equivalent to the Keegan Superior Proposal.  If the Keegan Board so determines, it will enter into an agreement with PMI reflecting the PMI Counter Proposal and the Parties will terminate the Transaction. If the Keegan Board does not so determine, Keegan may accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Keegan Superior Proposal, provided that the Termination Fee required to be paid pursuant to §9.7 and §5.13(a) shall have been paid to PMI prior to any termination.

(c)
Each Party also acknowledges and agrees that each successive material modification of any Acquisition Proposal for Keegan will constitute a new Acquisition Proposal for Keegan for the purposes of the requirement under clause (v) of §5.13(a) and will initiate an additional five Business Day notice period.

(d)
The Keegan Board shall promptly reaffirm its recommendation of the Arrangement by press release after: (i) the Keegan Board determines any Acquisition Proposal for Keegan that has been made public is not or may not reasonably become a Keegan Superior Proposal; or (ii) the Keegan Board determines that a proposed amendment to the terms of the Arrangement would result in an Acquisition Proposal for Keegan which has been publicly announced or made not being a Keegan Superior Proposal, and the Parties have so amended the terms of the Arrangement.  PMI and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by Keegan, acting reasonably.

Lock-Up Agreements

5.14 Each of PMI and Keegan covenants and agrees that it will use commercially reasonable efforts to ensure that the Lock-Up Agreements to be executed by their respective directors and officers with respect to their respective PMI Meeting and Keegan Meeting, as the case may be, are executed and delivered and the proxies or voting instruction forms with respect to such Lock-Up Agreements have been submitted at least three days prior to such meetings.  Each Party will provide to the other Party copies of all executed Lock-Up Agreements, proxies and voting instruction forms received by with respect to such Locked-up Shareholders.

ARTICLE 6
REMEDIES

Availability of Equitable Remedies

6.1 Each of Keegan and PMI acknowledges that the other will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of its covenants and agreements contained in this Agreement. In addition to any other remedies that may be available to each of Keegan and PMI upon the breach, or threatened breach, by the other of its covenants and agreements hereunder, and notwithstanding anything else to the contrary hereunder, each of Keegan and PMI will have the right to seek injunctive relief to restrain any breach or threatened breach of those covenants or agreements or obtain specific performance of any of those covenants or agreements without any requirement to secure or post bond, and all other requirements to obtaining specific performance are hereby waived.

ARTICLE 7
CONDITIONS

Mutual Conditions

7.1 The respective obligations of the Parties to complete the transactions contemplated hereby are subject to fulfillment of the following conditions on or before the Effective Date, but not later than the Termination Date, or such earlier time as is specified below:

(a)
the Interim Order will have been granted in form and substance satisfactory to PMI and Keegan, acting reasonably, and will not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution will have been passed at the PMI Meeting in accordance with the Interim Order;

(c)	the Transaction Resolutions will have been passed at the Keegan Meeting;

(d)
the Final Order will have been granted in form and substance satisfactory to PMI and Keegan, acting reasonably, and will not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

(e)	the Effective Date will have occurred before the Termination Date;

(f)	there will be no action taken under any Laws, or by any Governmental Entity or private person who is not in contravention of this Agreement, that:

(i)	makes it illegal or, directly or indirectly, restrains, enjoins or prohibits the Transaction or any other transactions or agreements contemplated herein, or

(ii)
results in a judgment or assessment of damages, directly or indirectly, relating to the Transaction Documents which would either have a Material Adverse Effect on Keegan or PMI taking into account the Transaction, or make it illegal to, or restrains, enjoins, or prohibits, the Transaction;

(g)
all required consents, waivers, permits, orders and approvals of any Governmental Entity or other Persons and the Stock Exchanges and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Transaction, will have been obtained or received on terms that will not have a Material Adverse Effect on Keegan or PMI taking into effect the Transaction, and reasonably satisfactory evidence thereof will have been delivered to each Person;

(h)
the distribution of the Keegan Shares in Canada pursuant to the Arrangement, and the distribution of the Keegan Shares upon exercise of the Replacement Options and Replacement Warrants (if exercised on the Effective Date) are exempt from, or otherwise not subject to, prospectus requirements of applicable Securities Laws and are subject to the resale restrictions under Section 2.6 of NI 45-102;

(i)
the distribution of the Keegan Shares in the United States in exchange for the PMI Shares and the Replacement Options in the United States in exchange for the PMI Options, in each case pursuant to the Arrangement, is exempt from registration requirements under the U.S. Securities Act pursuant to section 3(a)(10) under the U.S. Securities Act; and

(j)	this Agreement will not have been terminated pursuant to Article 9.

The foregoing conditions are for the mutual benefit of Keegan and PMI and may only be waived, in whole or in part by mutual consent of both of them. If any of the said conditions precedent will not be complied with or waived as aforesaid on or before the date required for the performance thereof, either PMI or Keegan may rescind and terminate this Agreement by written notice to the other (provided such non-compliance did not arise from the acts or omissions of the Person purporting to rescind and terminate this Agreement) and will have no other right or remedy, except as set forth in Article 9.

Conditions Precedent to the Obligations of Keegan

7.2 The obligation of Keegan to complete the transactions contemplated hereby will also be subject to the fulfillment of each of the following additional conditions precedent (each of which is for the exclusive benefit of Keegan and may be waived by Keegan in its sole discretion and any one or more of which, if not satisfied or waived, will relieve Keegan of any obligation under this Agreement), on or before the Effective Date but not later than the Termination Date or such earlier time as is specified below:

(a)	all covenants of PMI under this Agreement to be performed on or before the Effective Date will have been duly performed by PMI in all material respects;

(b)
all representations and warranties of PMI will be true and correct except to the extent inaccuracy would not have a Material Adverse Effect as of the Effective Date, as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties will be true and correct or true and correct except to the extent inaccuracy would not have a Material Adverse Effect, as the case may be, as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement), without giving effect to any materiality or similar qualifications contained in or incorporated directly or indirectly in such representations and warranties, and Keegan will have received a certificate of PMI addressed to Keegan and dated on such date, signed on behalf of PMI by two senior executive officers of PMI in their capacity as such and without personal liability, confirming the same;

(c)
since the date of this Agreement, there will not have been any change, effect, event, occurrence, development or state of facts that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on PMI (excluding any change, effect, event, occurrence or state of facts that is specifically referred to in the PMI Disclosure Letter); and

(d)	holders of no more than 5% of the issued and outstanding PMI Shares will have exercised their dissent rights (and not withdrawn such exercise) in respect of the Arrangement.

Keegan may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by Keegan with its obligations under this Agreement if the condition precedent would have been satisfied but for a material default by Keegan in complying with its obligations hereunder.

Conditions Precedent to the Obligations of PMI

7.3 The obligation of PMI to complete the transactions contemplated hereby will also be subject to the fulfillment of each of the following additional conditions precedent (each of which is for the exclusive benefit of PMI and may be waived by PMI in its sole discretion and any one or more of which, if not satisfied or waived, will relieve PMI of any obligation under this Agreement), on or before the Effective Date but not later than the Termination Date or such earlier time as is specified below:

(a)	all covenants of Keegan under this Agreement to be performed on or before the Effective Date will have been duly performed by Keegan in all material respects;

(b)
all representations and warranties of Keegan will be true and correct except to the extent inaccuracy would not have a Material Adverse Effect as of the Effective Date, as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties will be true and correct or true and correct except to the extent inaccuracy would not have a Material Adverse Effect, as the case may be, as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement), without giving effect to any materiality or similar qualifications contained in or incorporated directly or indirectly in such representations and warranties, and PMI will have received a certificate of Keegan addressed to PMI and dated on such date, signed on behalf of Keegan by two senior executive officers of Keegan in their capacity as such and without personal liability, confirming the same;

(c)
since the date of this Agreement, there will not have been any change, effect, event, occurrence, development or state of facts that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on Keegan (excluding any change, effect, event occurrence or state of facts that is specifically referred to in the Keegan Disclosure Letter);

(d)	Keegan will have received prior to the Effective Time a written acceptance in principle for listing the Keegan Shares on the ASX;

(e)	other than the Keegan New Board Nominees all directors of Keegan will have resigned as of the Effective Time; and

(f)	the PMI New Board Nominees will have been appointed to the Keegan Board to form the Reconstituted Board as of the Effective Time.

PMI may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by PMI with its obligations under this Agreement if the condition precedent would have been satisfied but for a material default by PMI in complying with its obligations hereunder.

Notice and Cure Provisions

7.4 Each of the Parties will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts that would likely:

(a)	cause any of the representations or warranties of such Person contained herein to be untrue or inaccurate in any material respect as of the date hereof or at the Effective Date; or

(b)	result in the failure of such Person to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement before the Effective Date.

Keegan or PMI may elect to not complete the Arrangement and the Transaction contemplated hereby pursuant to the conditions precedent contained in §7.1, §7.2 and §7.3, as the case may be, or exercise any termination right arising therefrom, only if forthwith and in any event before the Effective Date, Keegan or PMI, as the case may be, has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which Keegan or PMI, as the case may be, is asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered, provided that Keegan or PMI, as the case may be, is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the other may not terminate this Agreement until the expiration of a period of 15 days from such notice. If such notice has been given before the making of the application for the Final Order, the Keegan Meeting, or the PMI Meeting, such application or meeting will be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein, this Agreement may not be terminated as a result of such matter.

Satisfaction of Conditions

7.5 The conditions precedent set out in §7.1, §7.2 and §7.3 will be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 8
AMENDMENT

Amendment

8.1 This Agreement may, at any time and from time to time before or after the holding of the PMI Meeting or the Keegan Meeting, but not later than the Effective Date, be amended by mutual written agreement of the Parties hereto, and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties; and

(d)	waive compliance with or modify any conditions precedent herein contained;

provided that, notwithstanding the foregoing: (i) following the PMI Meeting, the Exchange Ratio shall not be amended without approval of the PMI Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court and (ii) this Agreement and the Plan of Arrangement may be amended in accordance with the Final Order, but in the event that the terms of the Final Order require any such amendment, the rights of the parties hereto under §8.2 shall remain unaffected.

Mutual Understanding Regarding Amendments

8.2 If either Keegan or PMI proposes any amendment to this Agreement or to the Plan of Arrangement, the other will act reasonably in considering such amendment and if the other and its security holders are not prejudiced by reason of any such amendment, the other will co-operate in a reasonable fashion with the Person who made the proposal so that such amendment can be effected subject to applicable Laws and the rights of the affected Person’s security holders.

ARTICLE 9
TERMINATION AND COMPENSATION

Termination

9.1 This Agreement automatically terminates at the Termination Date and may be terminated at any time before the Effective Date, whether before or after PMI Shareholder Approval or Keegan Shareholder Approval:

(a)	by mutual written consent of PMI and Keegan;

(b)	by either PMI or Keegan pursuant to the exercise of their rights set forth in §7.1, hereof, provided that the provisions of §7.4 have been complied with;

(c)	by Keegan pursuant to the exercise of its rights set forth in §7.2, provided the provisions of §7.4 have been complied with;

(d)	by PMI pursuant to the exercise of its rights set forth in §7.3, provided the provisions of §7.4 have been complied with;

(e)	by either PMI or Keegan if the PMI Shareholders fail to approve the Arrangement Resolution at the PMI Meeting;

(f)	by either PMI or Keegan if the Keegan Shareholders fail to approve the Transaction Resolutions at the Keegan Meeting;

(g)	by PMI, in order to enter into a definitive written agreement with respect to a PMI Superior Proposal, but only in compliance with §5.11 and §9.4;

(h)	by Keegan, in order to enter into a definitive written agreement with respect to a Keegan Superior Proposal, but only in compliance with §5.13 and §9.7;

(i)
by Keegan, (i) if the PMI Board has made a PMI Change in Recommendation, or (ii) PMI has entered into a binding agreement with respect to a PMI Superior Proposal, in each case only in compliance with §5.11 and §9.4;

(j)
by PMI, (i) if the Keegan Board has made a Keegan Change in Recommendation, or (ii) Keegan has entered into a binding agreement with respect to a Keegan Superior Proposal, in each case only in compliance with §5.13 and §9.7;

(k)
by Keegan, if, subject to §7.4, a failure to perform, in all material respects, any covenant or agreement on the part of PMI set forth in this Agreement that would cause the conditions set forth in §7.1 or §7.2 not to be satisfied, and such conditions are incapable of being satisfied by the Termination Date; provided that Keegan is not then in breach of this Agreement so as to cause any of the conditions set forth in §7.1 or §7.3 not to be satisfied and except that Keegan may terminate this Agreement if PMI breaches §5.10 in any respect; or

(l)
by PMI, if, subject to §7.4, a failure to perform, in all material respects, any covenant or agreement on the part of Keegan set forth in this Agreement that would cause the conditions set forth in §7.1 or §7.3 not to be satisfied, and such conditions are incapable of being satisfied by the Termination Date; provided that PMI is not then in breach of this Agreement so as to cause any of the conditions set forth in §7.1 or §7.2 not to be satisfied and except that PMI may terminate this Agreement in Keegan breaches §5.12 in any respect.

Where action is taken to terminate this Agreement pursuant to this §9.1, it will be sufficient for such action to be authorized by the Board of Directors of the Person taking such action.

Effect of Termination

9.2 In the event of termination of this Agreement by either PMI or Keegan as provided in §9.1, this Agreement will forthwith thereafter become void and have no further effect, and there will be no liability or further obligation on the part of PMI or Keegan or their respective officers or directors under the Transaction Documents, except that:

(a)
the provisions of §9.3 through §9.9 inclusive (Expenses, Termination Fees payable by PMI and Termination Fees payable by Keegan), and this §9.2 will remain in full force and effect and will survive any such termination;

(b)
neither PMI nor Keegan will be released or relieved from any liability arising from their breach of any of their representations, warranties, covenants, arising prior to the time of termination, or agreements as set forth in the Transaction Documents save and except as provided therein except (i) in the case that a Termination Fee shall be paid, the amount of any liability shall be limited to the Termination Fee, (ii) if the Termination Fee is not payable then all such liabilities shall be limited to the out of pocket expenses actually incurred by the non-breaching party in connection with this Agreement.

(c)	the covenants of Keegan and PMI with respect to confidentiality set forth in the Confidentiality Agreement will survive the termination of this Agreement in accordance with its terms.

Expenses

9.3 Save as provided in §9.2, whether or not the Transaction is consummated, except as otherwise provided herein (including, without limiting the generality of the foregoing, the fees provided for in §9.4 through §9.9 inclusive), all costs and expenses incurred in connection with this Agreement and the Transaction (including the fees and expenses of advisors, accountants and legal counsel) will be paid by the Party incurring such expense.

Termination Fees Payable by PMI

9.4 If this Agreement is terminated pursuant to

(a)
§9.1(e) in circumstances where a bona fide Acquisition Proposal, or the intention to make a bona fide Acquisition Proposal with respect to PMI, has been publicly announced before the PMI Meeting, and not withdrawn and the PMI Shareholder Approval is subsequently not obtained, and within 12 months of the date of such termination:

(i)	the Person who made such Acquisition Proposal or an affiliate of such Person:

(A)
directly or indirectly acquires the assets of PMI that: (1) constitute more than 50% of the consolidated assets of PMI; (2) generate more than 50% of the consolidated revenue of PMI; or (3) generate more than 50% of the consolidated operating income of PMI; or

(B)	directly or indirectly acquires more than 50% of the PMI Shares or voting rights attached to all voting securities of PMI; or

(ii)
PMI enters into a definitive agreement in respect of, or the PMI Board approves or recommends, a transaction contemplated by (a) above with the Person or such affiliate that made such Acquisition Proposal and that transaction is consummated at any time thereafter;

(b) §9.1(g); or

(c) §9.1(i);

PMI will pay to Keegan an amount equal to the Termination Fee in cash or immediately available funds and such Termination Fee shall be paid (i) in the case of termination under §9.4(a) within three (3) Business Days following the date of consummation of a transaction contemplated by that section, (ii) in the case of termination under §9.4(b) concurrent with or prior to entering into an agreement with respect to a Keegan Superior Proposal, or (iii) in the case of termination under §9.4(c) within three (3) Business Days following termination by Keegan.

9.5 If this Agreement is terminated pursuant to §9.1(k), PMI will pay to Keegan an expense reimbursement equal to the Expense Reimbursement in cash or immediately available funds within three (3) Business Days of such termination.

9.6 Each of Keegan and PMI acknowledges and agrees that if the full Termination Fee is paid to Keegan by PMI pursuant to §9.4, or the full Expense Reimbursement is paid to Keegan by PMI pursuant to §9.5, as the case may be, the amount so paid and accepted is in lieu of any damages or any other payment or remedy which Keegan may be entitled to and will constitute payment of liquidated damages which are a genuine estimate of the damages which Keegan will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and are not penalties. PMI irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. For greater certainty, Keegan agrees that the payment of any amount pursuant to §9.4 or §9.5, as the case may be, is the sole monetary remedy available to it and that it will not have any alternative right or remedy against PMI for damages, whether for consequential damages or otherwise.

Termination Fees Payable by Keegan

9.7 If this Agreement is terminated pursuant to

(a)
§9.1(f) in circumstances where a bona fide Acquisition Proposal, or the intention to make a bona fide Acquisition Proposal with respect to Keegan, has been publicly announced before the Keegan Meeting and not withdrawn, and the Keegan Shareholder Approval is subsequently not obtained within 12 months of the date of such termination:

(i)	the Person who made such Acquisition Proposal or an affiliate of such Person:

(A)
directly or indirectly acquires the assets of Keegan that: (1) constitute more than 50% of the consolidated assets of Keegan; (2) generate more than 50% of the consolidated revenue of Keegan; or (3) generate more than 50% of the consolidated operating income of Keegan; or

(B)	directly or indirectly acquires more than 50% of the Keegan Shares or voting rights attached to all voting securities of Keegan; or

(ii)
Keegan enters into a definitive agreement in respect of, or the Keegan Board approves or recommends, a transaction contemplated by (a) above with the Person or such affiliate that made such Acquisition Proposal and that transaction is consummated at any time thereafter;

(b) §9.1(h); or

(c) §9.1(j);

Keegan will pay to PMI an amount equal to the Termination Fee in cash or immediately available funds and such Termination Fee shall be paid (i) in the case of termination under §9.7(a) within three (3) Business Days following the date of consummation of a transaction contemplated by that section, (ii) in the case of termination under §9.7(b) concurrent with or prior to entering into an agreement with respect to a PMI Superior Proposal, or (iii) in the case of termination under §9.7(c) within three (3) Business Days following termination by PMI.

9.8 If this Agreement is terminated pursuant to §9.1(l), Keegan will pay to PMI an expense reimbursement equal to the Expense Reimbursement within three (3) Business Days of such termination.

9.9 Each of PMI and Keegan acknowledges and agrees that if the full Termination Fee is paid to PMI by Keegan pursuant to §9.7, or the full Expense Reimbursement is paid to PMI by Keegan pursuant to §9.8, as the case may be, the amount so paid and accepted is in lieu of any damages or any other payment or remedy which PMI may be entitled to and will constitute payment of liquidated damages which are a genuine estimate of the damages which PMI will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and are not penalties. Keegan irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. For greater certainty, PMI agrees that the payment of any amount pursuant to §9.7 or §9.8, as the case may be, is the sole monetary remedy available to it and that it will not have any alternative right or remedy against Keegan for damages, whether for consequential damages or otherwise.

ARTICLE 10
GENERAL

Notices

10.1 Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Person to any other Person will be in writing and may be given by delivering same or sending same by facsimile transmission or by email with read receipt requested or by delivery addressed to the Person to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid will, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day, if not, the next succeeding Business Day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt unless actually received after 4:00 p.m. at the point of delivery in which case it will be deemed to have been given and received on the next Business Day and if sent by email transmission with read receipt requested at the time of sending.

The address for service of each of the parties hereto will be as follows:

(a) if to PMI:

PMI Gold Corporation
Suite 408, 837 West Hastings Street
Vancouver, British Columbia, Canada, V6C 3N6
Attention:    Collin Ellison, Chief Executive Officer
E-mail:           Collin.Ellison@pmigoldcorp.com
Facsimile:     (604) 684-6242; and

with a courtesy copy (that will not be required for valid notice to PMI) to:

Stikeman Elliott LLP
Level 12, 50 Margaret St
Sydney, NSW, Australia 2066
Attention:    Quentin Markin
E-mail:           qmarkin@stikeman.com
Facsimile:      +61 2 9232 6908; and

(b) if to Keegan:

Keegan Resources Inc.
Suite 700, 1199 West Hastings
Vancouver, British Columbia, Canada, V6E 3T5
Attention:     Peter Breese, Chief Executive Officer
E-mail:            Peter.Breese@keeganresources.com
Facsimile:       (604) 683-8194; and

with a courtesy copy (that will not be required for valid notice to Keegan) to:

McMillan LLP
Royal Centre, 1055 West Georgia Street
Suite 1500, Vancouver, British Columbia, Canada, V6E 4N7
Attention:      Bernhard Zinkhofer
E-mail:             Bernhard.Zinkhofer@mcmillan.ca
Facsimile:       (604) 685-7084.

Time of Essence

10.2 Time will be of the essence in this Agreement.

No Third Party Beneficiaries

10.3 Except as provided in §4.3, this Agreement is not intended to confer any rights or remedies upon any person other than the Parties to this Agreement.

Further Assurances

10.4 Each Person hereto will, from time to time, and at all times hereafter, at the request of any other Person hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as will be reasonably required in order to fully perform and carry out the terms and intent hereof.

Governing Law

10.5 This Agreement will be governed by, and be construed in accordance with, the laws of the Province of British Columbia, Canada, and the federal laws of Canada applicable therein.  Each Person hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under or in relation to this Agreement.

Execution in Counterparts

10.6 This Agreement may be executed in identical counterparts, each of which is and is hereby conclusively deemed to be an original and the counterparts collectively are to be conclusively deemed to be one instrument and receipt of a facsimile version of an executed signature page by a Person will constitute satisfactory evidence of execution of this Agreement by such Person.

Enurement and Assignment

10.7 This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. This Agreement may not be assigned by any Person hereto without the prior written consent of the other Person hereto.

[The remainder of this page is intentionally blank.]

IN WITNESS WHEREOF the Parties hereto have executed this Arrangement Agreement as of the date first above written.

KEEGAN RESOURCES INC.

Per:         ____________________
Name:           Peter Breese
Title:           Chief Executive Officer

PMI GOLD CORPORATION

Per:         ____________________
Name:           Collin Ellison
Title:           Chief Executive Officer

__________

Schedule 1

PLAN OF ARRANGEMENT

IN THE MATTER OF AN ARRANGEMENT among PMI Gold Corporation (“PMI”) and the holders from time to time of the issued and outstanding common shares without par value in the capital of PMI, pursuant to Part 9, Division 5 of the Business Corporations Act (British Columbia), as amended.

ARTICLE 1
INTERPRETATION

1.1 In this Plan of Arrangement, any capitalized term used herein and not defined in this §1.1 will have the meaning ascribed thereto in the Arrangement Agreement.  Unless the context otherwise requires, the following words and phrases used in this Plan of Arrangement will have the meanings hereinafter set out:

“Arrangement” means the arrangement under Part 9, Division 5 of the BCBCA as described herein, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and the provisions hereof or made at the direction of the Court in the Final Order;

“Arrangement Agreement” means the agreement made as of December 5, 2012 between Keegan and PMI, including all schedules annexed thereto, together with the PMI Disclosure Letter and the Keegan Disclosure Letter, as each may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution of the PMI Shareholders approving the Arrangement Agreement and the Plan of Arrangement which is to be considered at the PMI Meeting and will be substantially in the form of Schedule 5 to the Arrangement Agreement;

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia and Perth, Australia;

“Closing Certificate” means a certificate in the form attached hereto as Schedule A which, when signed by an authorized  representative of each of the Parties, will constitute acknowledgement by the Parties that this Plan of Arrangement has been implemented to their respective satisfaction;

“Court” means the Supreme Court of British Columbia;

“Depositary” means Computershare Investor Services Inc., or any other depositary or trust company, bank or financial institution agreed to in writing between Keegan and PMI for the purpose of, among other things, exchanging certificates representing PMI Shares for Keegan Shares in connection with the Arrangement;

“Dissent Procedures” has the meaning ascribed thereto in §5.1;

“Dissent Rights” means the rights of dissent exercisable by the PMI Shareholders in respect of the Arrangement described in Article 5 hereto;

“Dissenter” means a registered PMI Shareholder who has duly exercised a Dissent Right and who is ultimately entitled to be paid the fair value of the PMI Shares held by such PMI Shareholder;

“Dissenting Shares” has the meaning ascribed thereto in §5.2;

“Effective Date” means the effective date of the Arrangement, being the second Business Day after the date upon which all conditions precedent (excluding conditions that, by their terms, cannot be satisfied until the Effective Date) to the completion of the Arrangement as set out in Article 7 of the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement, or such other date as may be agreed to by Keegan and PMI, and Keegan and PMI will execute the Closing Certificate confirming the Effective Date;

“Effective Time” means the time on the Effective Date specified as the “Effective Time” on the Closing Certificate;

“Exchange Ratio” means 0.21 of a Keegan Share for each PMI Share;

“Final Order” means the final order of the Court, after a hearing upon the fairness of the terms and conditions of the Arrangement, approving the Arrangement, in a form acceptable to PMI and Keegan, each acting reasonably, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“In the Money Amount” means in respect of a stock option at any time, the amount, if any, by which the aggregate fair market value, at that time, of the securities subject to the option exceeds the aggregate exercise price under the option;

“Interim Order” means the interim order of the Court contemplated by Section 2.2 of the Arrangement Agreement and made pursuant to Section 291 of the BCBCA, in a form acceptable to PMI and Keegan, each acting reasonably, providing for, among other things, the calling and holding of the PMI Meeting, as the same may be amended by the Court;

“PMI” means PMI Gold Corporation, a company existing under the laws of the Province of British Columbia, Canada;

“PMI Meeting” means the special meeting of PMI Shareholders including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“PMI Option” means an option that is outstanding immediately before the Effective Date, to acquire PMI Shares pursuant to any stock option plan of PMI;

“PMI Shareholders” means the holders from time to time of PMI Shares and PMI Shareholder means any one of them;

“PMI Shares” means the common shares without par value in the authorized share capital of PMI and, where applicable, any corresponding CHESS depositary instruments representing PMI Shares;

“PMI Warrant” means a warrant that is outstanding immediately before the Effective Date, to acquire PMI Shares;

“Plan of Arrangement” means this Plan of Arrangement and any amendments or variations thereto made in accordance with this Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of PMI and Keegan, each acting reasonably;

“Keegan” means Keegan Resources Inc., a company existing under the laws of the Province of British Columbia, Canada;

“Keegan Shares” means the common shares without par value in the authorized share capital of Keegan and, where applicable, any corresponding CHESS depositary instruments representing Keegan Shares;

“Registrar” means the Registrar of Companies appointed pursuant to Section 400 of the BCBCA;

“Replacement Option” has the meaning specified in §3.1(c) of this Plan of Arrangement;

“Replacement Warrant” has the meaning specified in §3.1(d) of this Plan of Arrangement;

“Subsidiary” has the meaning ascribed thereto in the National Instrument 45-106 – Prospectus and Registration Exemptions;

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time; and

“Transmittal Letter” means the letter of transmittal to be sent by PMI to PMI Shareholders for use in connection with the Arrangement.

1.2 In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

(a) the division of this Plan of Arrangement into Articles and Sections and the further division thereof into subsections and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Plan of Arrangement.  Unless otherwise indicated, any reference in this Plan of Arrangement to an Article, Section or subsection refers to the specified Article, Section or subsection to this Plan of Arrangement;

(b) the terms “hereof”, “herein”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto and, unless otherwise indicated, a reference herein to a Section is to the appropriate Section of this Plan of Arrangement;

(c) words importing the singular number only will include the plural and vice versa, words importing the use of any gender will include all genders and words importing persons will include firms and corporations and vice versa;

(d) if any date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day;

(e) the word “including” means “including, without limiting the generality of the foregoing”;

(f) a reference to a statute is to that statute as now enacted or as the statute may from time to time be amended, re-enacted or replaced and includes any regulation, rule or policy made thereunder; and

(g) all references to cash or currency in this Plan of Arrangement are to Canadian dollars unless otherwise indicated.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1 This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2 This Plan of Arrangement will become effective as at the Effective Time and will be binding without any further authorization, act or formality on the part of the Court, or the Registrar, on Keegan, PMI, the PMI Shareholders, the holders of PMI Options, and the holders of PMI Warrants, from and after the Effective Time.

ARTICLE 3
ARRANGEMENT

3.1 On the Effective Date, subject to the provisions of Article 5 hereof, the following will occur and will be deemed to occur in the order and at the times set out below without any further authorization, act or formality:

(a) each issued PMI Share outstanding immediately prior to the Effective Time held by a PMI Shareholder in respect of which Dissent Rights have been validly exercised will be deemed to have been transferred without any further act or formality to PMI for cancellation, free and clear of any liens, claims and encumbrances, and:

(i) such PMI Shareholder will cease to be the registered holder of such Dissenting Shares and will cease to have any rights as registered holders of such PMI Shares other than the right to be paid fair value for such Dissenting Shares as set out in §5.2(a);

(ii) such PMI Shareholder’s name will be removed as the registered holder of such Dissenting Shares from the registers of PMI Shares maintained by or on behalf of PMI; and

(iii) PMI will be deemed to be the transferee of such Dissenting Shares, free and clear of any liens, claims and encumbrances, and such Dissenting Shares will be cancelled and returned to treasury;

(b) immediately thereafter, each issued and outstanding PMI Share (other than any PMI Share in respect of which the PMI Shareholder has validly exercised his, her or its Dissent Right) will be transferred to, and acquired by Keegan, without any act or formality on the part of the holder of such PMI Share or Keegan, free and clear of all liens, claims and encumbrances, in exchange for such number of Keegan Shares equal to the Exchange Ratio, provided that the aggregate number of Keegan Shares payable to any PMI Shareholder, if calculated to include a fraction of a Keegan Share, will be rounded down to the nearest whole Keegan Share, with no consideration being paid for the fractional share, and the name of each such PMI Shareholder will be removed from the register of holders of PMI Shares and added to the register of holders of Keegan Shares, and Keegan will be recorded as the registered holder of such PMI Shares so exchanged and will be deemed to be the legal and beneficial owner thereof;

(c) each outstanding PMI Option, shall without any further action on the part of any holder of PMI Options, be exchanged for an option (each, a “Replacement Option”) to purchase from Keegan the number of Keegan Common Shares equal to: (x) the Exchange Ratio multiplied by (y) the number of PMI Shares subject to such PMI Option immediately prior to the Effective Time, provided that if the foregoing would result in the issuance of a fraction of a Keegan Share on any particular exercise of Replacement Options, then the number of Keegan Shares otherwise issued shall be rounded down to the nearest whole number of Keegan Shares.  Such Replacement Option shall provide for an exercise price per Keegan Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per PMI Share otherwise purchasable pursuant to such PMI Option; divided by (y) the Exchange Ratio, provided that the exercise price of each Replacement Option of any particular holder shall be, and shall be deemed to be, adjusted by the amount, and only to the extent, necessary to ensure that the In the Money Amount of the Replacement Option does not exceed the In the Money Amount of the original PMI Option immediately before the exchange.   Except as provided in this Section 3.1(c), the term, exercisability and all other terms and conditions of the PMI Option in effect immediately prior to the Effective Time shall govern the Replacement Option for which the PMI Option is so exchanged; and

(d) each outstanding PMI Warrant, shall without any further action on the part of any holder of a PMI Warrant, be exchanged for a warrant (each, a “Replacement Warrant”) to purchase from Keegan the number of Keegan Common Shares equal to: (x) the Exchange Ratio multiplied by (y) the number of PMI Shares subject to such PMI Warrant immediately prior to the Effective Time, provided that if the foregoing would result in the issuance of a fraction of a Keegan Share on any particular exercise of Replacement Warrants, then the number of Keegan Shares otherwise issued shall be rounded down to the nearest whole number of Keegan Shares.  Such Replacement Warrant shall provide for an exercise price per Keegan Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per PMI Share otherwise purchasable pursuant to such PMI Warrant; divided by (y) the Exchange Ratio.  Except as provided in this Section 3.1(d), the term, exercisability and all other terms and conditions of the PMI Warrant in effect immediately prior to the Effective Time shall govern the Replacement Warrant for which the PMI Warrant is so exchanged.

The transactions provided for in this §3.1 will be deemed to occur on the Effective Date and at the time specified notwithstanding that certain of the procedures related hereto are not completed until after the Effective Date.

3.2 Notwithstanding that the transactions or events set out in §3.1 may occur or be deemed to occur in the order therein set out without any further act or formality, each of PMI and Keegan agree to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required by it in order to further document or evidence any of the transactions or events set out in §3.1 including, without limitation, any resolution of directors authorizing the issue, transfer or purchase for cancellation of shares, any share transfer powers evidencing the transfer of shares, any receipt therefor and any necessary additions to or deletions from share registers.

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1 Keegan will deposit in with the Depositary the Keegan Shares to satisfy the consideration issuable and/or payable to the PMI Shareholders pursuant to this Plan of Arrangement (other than PMI Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection).

4.2 After the Effective Date, certificates formerly representing PMI Shares which are held by a PMI Shareholder will, except for PMI Shares held by Dissenters, represent only the right to receive the consideration issuable and/or payable therefor pursuant to §3.1 in accordance with the terms of this Plan of Arrangement.

4.3 No dividends or other distributions declared or made after the Effective Date with respect to the Keegan Shares with a record date after the Effective Date will be payable or paid to the holder of any unsurrendered certificate or certificates for PMI Shares which, immediately prior to the Effective Date, represented outstanding PMI Shares and will not be payable or paid until the surrender of certificates for PMI Shares for exchange for the consideration issuable and/or payable therefor pursuant to §3.1 in accordance with the terms of this Plan of Arrangement.

4.4 As soon as reasonably practicable after the Effective Date (subject to §6.2), the Depositary will forward to each PMI Shareholder that submitted a duly completed Transmittal Letter to the Depositary, together with the certificate (if any) representing the PMI Shares held by such PMI Shareholder, the certificates representing the Keegan Shares issued to such PMI Shareholder pursuant to §3.1(b), which shares will be registered in such name or names and either (i) delivered to the address or addresses as such PMI Shareholder directed in their Transmittal Letter or (ii) made available for pick up at the offices of the Depositary in accordance with the instructions of the PMI Shareholder in the Transmittal Letter.

4.5 PMI Shareholders that did not submit an effective Transmittal Letter prior to the Effective Date may take delivery of the consideration issuable or payable to them by delivering the certificates representing PMI Shares or PMI Shares formerly held by them to the Depositary at the offices indicated in the Transmittal Letter.  Such certificates must be accompanied by a duly completed Transmittal Letter, together with such other documents as the Depositary may require.  Certificates representing the Keegan Shares issued to such PMI Shareholder pursuant to §3.1 will be registered in such name or names and delivered to the address or addresses as such PMI Shareholder directed in their Transmittal Letter or (ii) made available for pick up at the offices of the Depositary in accordance with the instructions of the PMI Shareholder in the Transmittal Letter, as soon as reasonably practicable after receipt by the Depositary of the required certificates and documents.

4.6 Any certificate which immediately prior to the Effective Date represented outstanding PMI Shares and which has not been surrendered, with all other instruments required by this Article 4, on or prior to the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in PMI, Keegan or the Depositary.

4.7 In the event any certificate, which immediately before the Effective Time represented one or more outstanding PMI Shares that was exchanged pursuant to §3.1, is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the consideration to which such Person is entitled in respect of the PMI Shares represented by such lost, stolen, or destroyed certificate pursuant to §3.1 deliverable in accordance with such Person’s Transmittal Letter.  When authorizing such issuances or payment in exchange for any lost, stolen or destroyed certificate, the Person to whom consideration is to be issued and/or paid will, as a condition precedent to the issuance and/or payment thereof, give a bond satisfactory to Keegan and its transfer agent in such sum as Keegan may direct or otherwise indemnify Keegan in a manner satisfactory to it, against any Claim that may be made against one or both of them with respect to the certificate alleged to have been lost, stolen or destroyed.

ARTICLE 5
RIGHTS OF DISSENT

5.1 Notwithstanding §3.1, holders of PMI Shares may exercise rights of dissent (the “Dissent Rights”) in connection with the Arrangement pursuant to the Interim Order and in  the manner set forth in sections 242 to 247 of the BCBCA (collectively, the “Dissent Procedures”).

5.2 PMI Shareholders who duly exercise Dissent Rights with respect to their PMI Shares (“Dissenting Shares”) and who:

(a) are ultimately entitled to be paid fair value for their Dissenting Shares will be deemed to have transferred their Dissenting Shares to PMI for cancellation immediately before the Effective Date and shall be paid an amount equal to such fair value by PMI (with funds of PMI which are not directly or indirectly provided by Keegan or any of its affiliates); or

(b) for any reason are ultimately not entitled to be paid for their Dissenting Shares, will be deemed to have participated in the Arrangement on the same basis as a non-dissenting PMI Shareholder and will receive Keegan Shares on the same basis as every other non-dissenting PMI Shareholder;

but in no case will PMI be required to recognize such persons as holding PMI Shares on or after the Effective Date.

5.3 If a PMI Shareholder exercises the Dissent Right, Keegan will on the Effective Date set aside a number of Keegan Shares which is attributable under the Arrangement to the PMI Shares for which Dissent Rights have been exercised.  If the dissenting PMI Shareholder is ultimately not entitled to be paid for their Dissenting Shares, they will be deemed to have participated in the Arrangement on the same basis as the non-dissenting PMI Shareholders and Keegan will distribute to such PMI Shareholder the Keegan Shares that the PMI Shareholder is entitled to receive pursuant to the terms of the Arrangement.  If a PMI Shareholder duly complies with the Dissent Procedures and is ultimately entitled to be paid for their Dissenting Shares, PMI will pay the amount to be paid in respect of the Dissenting Shares.

ARTICLE 6
EFFECT OF THE ARRANGEMENT

6.1 As at and from the Effective Time:

(a) PMI will be a wholly-owned Subsidiary of Keegan;

(b) the rights of creditors against the property and interests of PMI will be unimpaired by the Arrangement; and

(c) PMI Shareholders, other than Dissenters, will hold Keegan Shares in replacement for their PMI Shares, as provided by the Plan of Arrangement.

6.2 Keegan, PMI and the Depositary will be entitled to deduct and withhold from any consideration payable to any holder of PMI Shares and to any Dissenter, such amounts as Keegan, PMI or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax laws, in each case, as amended.  To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.  Each of PMI, Keegan and the Depositary is hereby authorized to sell or otherwise dispose of such portion of Keegan Shares payable as consideration as is necessary to provide sufficient funds to Keegan, PMI or the Depositary, as the case may be, to enable it to implement such deduction or withholding, and Keegan, PMI or the Depositary will notify the holder thereof and remit to the holder any unapplied balance of the net proceeds of such sale.

ARTICLE 7
AMENDMENTS

7.1 Keegan and PMI reserve the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Date, provided that any such amendment, modification or supplement must be contained in a written document that is approved by each of Keegan and PMI and is filed with the Court.  Subject to §7.3, if such amendment, modification or supplement is made following the PMI Meeting, it will be approved by the Court and, if required by the Court, communicated to the PMI Shareholders, and will become part of the Arrangement upon completion of all the conditions required in the Court approval.

7.2 Save and except as may be otherwise provided in the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by Keegan or PMI (provided that the other will have consented thereto) at any time prior to the PMI Meeting with or without any other prior notice or communication to PMI Shareholders, and if so proposed and accepted by PMI Shareholders voting at the PMI Meeting, will become part of this Plan of Arrangement for all purposes.

7.3 Any amendment, modification or supplement to this Plan of Arrangement may be made by Keegan and PMI without approval of the PMI Shareholders provided that it concerns a matter which, in the reasonable opinion of Keegan and PMI is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the PMI Shareholders.

ARTICLE 8
FURTHER ASSURANCES

8.1 Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out therein.

Schedule A- Closing Certificate

Re:           Arrangement Agreement dated December 5, 2012 between Keegan Resources Inc. and PMI Gold Corporation (the “Arrangement Agreement”)

Defined terms used but not defined in this certificate shall have the meaning ascribed thereto in the Arrangement Agreement.

Each of the undersigned hereby confirms that the undersigned is satisfied that the conditions precedent to its respective obligations to complete the Arrangement Agreement have been satisfied and that the Arrangement is completed as of __________(am/pm Pacific standard time) (the “Effective Time”) on _____________, 2013 (the “Effective Date”).

KEEGAN RESOURCES INC.

Name:
Title:

PMI GOLD CORPORATION

Name:
Title:

Schedule 2

REPRESENTATIONS AND WARRANTIES OF KEEGAN

Each of the representations and warranties of Keegan set forth in this Schedule 2 is qualified and made subject to the disclosures made in the Keegan Disclosure Documents and the Keegan Disclosure Letter. Any specific reference to the Keegan Disclosure Documents or the Keegan Disclosure Letter herein is solely for convenience of reference. Keegan hereby represents and warrants to PMI (and acknowledges that PMI is relying upon such representations and warranties in connection with entering into this Agreement) as set forth below:

(a)
Organization:  Keegan and each of the Keegan Subsidiaries is a corporation duly incorporated or amalgamated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power, authority and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted.  Keegan and each of its subsidiaries (i) has all licenses, permits, certificates, orders and other authorizations of or from any Governmental Entity necessary to conduct its business substantially as now conducted, and (ii) is duly registered or otherwise authorized and qualified to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a Material Adverse Effect.

(b)
Capitalization:  The authorized share capital of Keegan consists of unlimited number of Keegan Shares and an unlimited number of preferred shares.  The number of issued and outstanding Keegan Shares, Keegan Options and Keegan Warrants as at the date hereof is set forth in the Keegan Disclosure Letter.  There are no options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Keegan of any securities of Keegan (including Keegan Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Keegan (including Keegan Shares). All outstanding Keegan Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Keegan Shares issuable upon the exercise of rights under the Keegan Options and Keegan Warrants have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of Keegan (including the Keegan Shares, the Keegan Options and the Keegan Warrants) have been issued in compliance with all applicable Laws and Securities Laws.  There are no securities of Keegan outstanding which have the right to vote generally with the Keegan Shareholders on any matter.  There are no outstanding contractual or other obligations of Keegan or any of the Keegan Subsidiaries to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposing of any of its outstanding securities. There are no outstanding bonds, debentures or other evidences of indebtedness of Keegan having the right to vote with the holders of the outstanding Keegan Shares on any matters.

(c)
Authority:  Keegan has the requisite corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Keegan as contemplated by this Agreement and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Keegan and the performance by Keegan and of its obligations under this Agreement have been duly authorized by the Keegan Board and no other corporate proceedings on the part of Keegan or any of the Keegan Subsidiaries is necessary to authorize the execution and delivery of this Agreement or the performance by Keegan and its obligations under this Agreement or the Arrangement pursuant to the Plan of Arrangement, except for the authorization of Keegan Shareholders of the Transaction Resolutions. This Agreement has been duly executed and delivered by Keegan and constitutes a legal, valid and binding obligation of Keegan, enforceable against Keegan in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(d)
No Consent:  No consent, approval, order or Authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by Keegan or any of the Keegan Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by Keegan of the transactions contemplated hereby other than:

(i)	the Keegan Shareholder Approval;

(ii)	in connection with or in compliance with Securities Laws and applicable Stock Exchange rules;

(iii)	obtaining the Interim Order and Final Order, obtaining any approvals required by the Interim Order and Final Order and filing any documents as may be required to be filed with the Registrar;

(iv)	any other consents, waivers, permits, orders or approvals referred to in this Agreement; and

(v)	any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Keegan.

(e)
Keegan Subsidiaries: The only Subsidiaries of Keegan are the Keegan Subsidiaries and Keegan does not own a direct or indirect voting or equity interest in any Person that is not one of the Keegan Subsidiaries and has no agreement or other commitment to acquire such interest. The authorized and issued securities of each Keegan Subsidiary is set out in the Keegan Disclosure Letter. All of the outstanding shares of the Keegan Subsidiaries are validly issued, fully paid and non-assessable and free of pre-emptive rights to the extent such concepts exists under applicable Laws. Except as set out in the Keegan Disclosure Letter, all of the outstanding shares of the Keegan Subsidiaries are owned, directly or indirectly, by Keegan. Except pursuant to restrictions on transfer contained in the Articles or by-laws (or their equivalent) of the applicable Subsidiary of Keegan, the outstanding shares of the Keegan Subsidiaries are owned free and clear of all Encumbrances, and Keegan is not liable to any creditor in respect thereof.

(f)
No Violation:  None of the authorization, execution and delivery of this Agreement by Keegan, the completion of the transactions contemplated by this Agreement or the Plan of Arrangement, or compliance by Keegan with any of the provisions hereof or thereof will: (1) violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require, any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of Keegan, or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on Keegan, under any of the terms, conditions or provisions of (A) its articles or other comparable organizational documents, or (B) any note, bond, mortgage, indenture, loan agreement, deed of trust, Lien, license, permit, or other Contract; or (2) result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to Keegan or any of its properties or assets; or (3) cause the suspension or revocation of any Permit currently in effect in respect of Keegan (except, in the case of each of clauses (1) and (2) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Liens which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, reasonably be expected to have any Material Adverse Effect on Keegan). The authorization of this Agreement, the execution and delivery by Keegan of this Agreement, the performance by Keegan of its obligations under this Agreement, and the consummation by Keegan of the Arrangement, will not (x) give rise to any rights of first refusal or trigger any change in control provisions or any restrictions or limitation under any such note, bond, mortgage, indenture, contract, license, franchise or Permit, or result in the imposition of any Encumbrance, charge or Lien upon any of Keegan’s assets; (y) result in or accelerate the time for payment or vesting of, or increase the amount of any severance, unemployment compensation, “golden parachute”, bonus, termination payments or otherwise, becoming due to any director or officer of Keegan or any of the Keegan Subsidiaries or increase any benefits otherwise payable under any pension or benefits plan of Keegan or any of the Keegan Subsidiaries or result in the acceleration of the time of payment or vesting of any such benefits (other than in respect of those employment agreements or other agreements described in the Keegan Disclosure Letter); or (z) result in the imposition of any Liens upon any assets of Keegan.

(g)
Company Authorizations: Keegan and the Keegan Subsidiaries have obtained all Authorizations necessary for the ownership or use of the material assets, as currently used, of Keegan or the Keegan Subsidiaries or otherwise in connection with the material business or operations of Keegan or the Keegan Subsidiaries and such Authorizations are in full force and effect. Keegan and the Keegan Subsidiaries have fully complied with and are in compliance with all Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Material Adverse Effect on Keegan. There is no action, investigation or proceeding pending or, to the knowledge of Keegan, threatened regarding any of the Authorizations. None of Keegan and the Keegan Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Material Adverse Effect on Keegan and all such Authorizations continue to be effective in order for Keegan and the Keegan Subsidiaries to continue to conduct their businesses as they are currently being conducted. No Person other than Keegan or any of the Keegan Subsidiaries owns or has any proprietary, financial or other interest (direct or indirect) in any of the Authorizations.

(h)
Financial Statements and Information:  The Keegan Financial Statements were prepared in accordance with Applicable Accounting Principles, consistently applied, and fairly represent, in all material respects, the consolidated financial condition of Keegan at the respective dates indicated and the results of operations of Keegan (on a consolidated basis) for the periods covered.

(i)
Audit Complaints: Since the Keegan Year End, neither Keegan nor any of the Keegan Subsidiaries nor, to Keegan’s knowledge, any director, officer, employee, auditor, accountant or representative of Keegan or any of the Keegan Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Keegan or any of the Keegan Subsidiaries or their internal accounting controls, including any complaint, allegation, assertion, or claim that Keegan or any of the Keegan Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Keegan Board.

(j) Employment Agreements:

(i)	Keegan and the Keegan Subsidiaries are and have been operated in all material respects in compliance with all applicable Laws relating to employees;

(ii)	there is no material proceeding, action, suit or claim pending or threatened involving any employee of Keegan and the Keegan Subsidiaries;

(iii)
except as set out in the Keegan Disclosure Letter, none of Keegan and the Keegan Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment or consulting agreement with, any director or officer of Keegan or any of the Keegan Subsidiaries that would be triggered by Keegan’s entering into this Agreement or the completion of the Arrangement; and

(iv)
none of Keegan and the Keegan Subsidiaries: (A) is a party to any collective bargaining agreement; (B) is, to the knowledge of Keegan, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement; or (C) is subject to any current, or to the knowledge of Keegan, pending or threatened strike, lockout, slowdown or work stoppage.

(k)
Reporting Status and Securities Laws Matters:  Keegan is a “reporting issuer” and is in compliance in all material respects with applicable Canadian Securities Laws in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland.  The Keegan Shares are registered as a class under section 12(b) of the U.S. Exchange Act, and Keegan has filed or furnished all reports or other information required to be filed or furnished under section 13(a) of the U.S. Exchange Act. The reports and other information that Keegan has filed or furnished pursuant to the U.S.  Exchange Act do not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading and comply with all of the requirements of the U.S. Exchange Act. No delisting, suspension of trading in or cease trading order with respect to any securities of Keegan and, to the knowledge of Keegan, no inquiry or investigation (formal or informal) of any Securities Regulator, is in effect or ongoing or, to the knowledge of Keegan, expected to be implemented or undertaken.  The Keegan Shares are listed and posted for trading on the TSX and NYSE MKT.  Keegan is in compliance in all material respects with all requirements of the TSX and NYSE MKT. Keegan is in compliance with all requirements that apply to it of the Sarbanes-Oxley Act of 2002.

(l)
Australian Corporate Law: Subject to obtaining the relevant relief, the making of the offer to issue Keegan Shares to PMI Shareholders does not breach any provision or regulation under any Australian Securities Laws including, without limitation, Chapter 6 of the Australian Corporations Act.

(m)
ASX Listing Rules: The issuance of Keegan Shares to PMI Shareholders is not in breach of any provision or regulation under any Australian Securities Laws including, without limitation, ASX Listing Rule 7.1.

(n)
Public Record: Keegan has filed all required reports, statements, forms and other documents required to be filed by it in accordance with Securities Laws and, as of their respective dates, the documents and materials comprising the Keegan Disclosure Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) did not contain any Misrepresentation, and complied in all material respects with all Securities Laws. Keegan has not filed any confidential material change or other similar report or document with any Securities Regulator or Stock Exchange which at the date hereof remains confidential.

(o)
Books and Records:  The financial books, records and accounts of Keegan in all material respects: (i) have been maintained in accordance with Applicable Accounting Principles, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Keegan, and (iii) accurately and fairly reflect the basis for the Keegan Financial Statements. The corporate records and minute books for Keegan have been maintained in accordance with all applicable Laws and contain complete and accurate minutes of all meetings and resolutions of the directors and shareholders of Keegan held and/or passed, as applicable, since their incorporation or amalgamation, as the case may be.

(p)
No Undisclosed Liabilities:  Keegan has no material outstanding indebtedness or liabilities and is not party to or bound by any material suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any Person, other than as disclosed in the Keegan Financial Statements, the Keegan Disclosure Documents or the Keegan Disclosure Letter.

(q)	Absence of Changes: Since the Keegan Year End, and except as disclosed in the Keegan Disclosure Documents and /or the Kellogg Disclosure Letter:

(i)
there has been no change (actual, contemplated or threatened) in the condition (financial or otherwise), earnings, position, value, operation, properties, or business results of operations of Keegan or any of the Keegan Subsidiaries that has or is reasonably likely to have a Material Adverse Effect on Keegan;

(ii)	there has been no dividend or distribution of any kind declared, paid or made by Keegan on any Keegan Shares;

(iii)	Keegan and each of the Keegan Subsidiaries have conducted their respective businesses only in the ordinary and regular course of business consistent with past practice;

(iv)	there has not been any acquisition or sale by Keegan or any of the Keegan Subsidiaries of any material property or assets thereof;

(v)
other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Keegan or any of the Keegan Subsidiaries of: (A) any payment, liability or obligation of any nature which has had or is reasonably likely to have a Material Adverse Effect on Keegan; (B) any debt for borrowed money; (C) any creation or assumption by Keegan or any of the Keegan Subsidiaries of any Encumbrance; (D) any making by Keegan or any of the Keegan Subsidiaries of any loan, advance or capital contribution to or investment in any other Person (other than (1) loans and advances in an aggregate amount that does not exceed $50,000 outstanding at any time, and (2) loans made to Keegan Subsidiaries in the normal course); or (E) any entering into, amendment of, relinquishment, termination or non-renewal by Keegan or any of the Keegan Subsidiaries of any contract, agreement, licence, lease transaction, commitment or other right or obligation which has had or is reasonably likely to have a Material Adverse Effect on Keegan;

(vi)	Keegan has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Keegan Shares;

(vii)
other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Keegan or any of the Keegan Subsidiaries to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement made to, for or with any of such directors or officers;

(viii)	Keegan has not effected any material change in its accounting methods, principles or practices since the Keegan Year End; and

(ix)	Keegan has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(r)
Material Contracts: In all material respects, the Material Contracts are in full force and effect and Keegan and/or Keegan Subsidiaries, as and to the extent applicable, are entitled to all rights and benefits thereunder in accordance with the terms thereof.  Keegan has made available to PMI true and complete copies of all Material Contracts. All of the Material Contracts are valid and binding obligations of Keegan or a Keegan Subsidiary, as applicable, enforceable, in all material respects, in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Except as set out in the Keegan Disclosure Letter, Keegan and the Keegan Subsidiaries have complied in all material respects with all terms of such Material Contracts, have paid all amounts due thereunder, have not waived any rights thereunder and no default or breach exists in respect thereof on the part of Keegan or any of the Keegan Subsidiaries or, to the knowledge of Keegan, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of the Material Contracts.  As at the date hereof, neither Keegan nor any of the Keegan Subsidiaries have received written notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of Keegan, no such action has been threatened.  Neither Keegan nor any of the Keegan Subsidiaries is a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of Keegan or any of the Keegan Subsidiaries.

(s)
Compliance with Law:  To the best of the knowledge of Keegan, Keegan and each of the Keegan Subsidiaries have complied with and are in compliance with all Laws applicable to the operation of its business, except where such non-compliance, considered individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect on Keegan or any of the Keegan Subsidiaries.

(t)
Litigation, etc:  Except as disclosed in the Keegan Disclosure Letter, there are no claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Keegan, threatened or affecting Keegan or any of the Keegan Subsidiaries or affecting any of its respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws which, if adversely determined, would be reasonably likely to have a Material Adverse Effect on Keegan.  Neither Keegan, any of the Keegan Subsidiaries, nor their assets or properties are subject to any outstanding judgement, order, writ, injunction or decree that involves or may involve or restricts or may restrict the right or ability of Keegan or any of the Keegan Subsidiaries to conduct their business in all material respects as it has been carried on prior to the date hereof, or that would materially impair the consummation of the transactions contemplated by this Agreement.

(u)
Absence of Cease Trade Orders: No order ceasing or suspending trading in the Keegan Shares (or any of them) or any other securities of Keegan is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of Keegan, are pending, contemplated or threatened.

(v)
Interest in Keegan Mineral Rights:  All of Keegan’s mineral interests and rights (including any mineral claims, mining claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of Laws or otherwise) (collectively, and where material, the “Keegan Mineral Rights”) are set out in the Keegan Disclosure Letter. Except as disclosed in the Keegan Disclosure Documents and the Keegan Disclosure Letter:

(i)	neither Keegan nor any of the Keegan Subsidiaries own or has any interest in any material real property or any material mineral interests and rights;

(ii)
Keegan is the sole legal and beneficial owner of all right, title and interest in and to the Keegan Mineral Rights, free and clear of any Encumbrance, other than those set forth in the Keegan Disclosure Letter, the Keegan Disclosure Documents or which would not otherwise have a Material Adverse Effect on Keegan;

(iii)	all of the Keegan Mineral Rights are comprised of valid and subsisting mineral rights;

(iv)
the Keegan Mineral Rights are in good standing under applicable Laws and, to the knowledge of Keegan, all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments required to be made in respect thereof have been paid or incurred and all filings in respect thereof have been made;

(v)	there are no material adverse claims against or challenges to the title or ownership of the Keegan Mineral Rights which would reasonably be expected to have a Material Adverse Effect on Keegan;

(vi)	Keegan has the exclusive right to deal with the its interest in the Keegan Mineral Rights;

(vii)
no Person, other than Keegan and the Keegan Subsidiaries, has any interest in the Keegan Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest;

(viii)	there are no back-in rights, earn-in rights, purchase options, rights of first refusal or similar provisions or rights which would affect Keegan’s interest in the Keegan Mineral Rights;

(ix)	there are no material restrictions on the ability of Keegan to use, transfer or exploit the Keegan Mineral Rights, except pursuant to applicable Laws;

(x)	Keegan has not received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of Keegan in the Keegan Mineral Rights; and

(xi)
Keegan has all necessary surface rights, access rights and other necessary rights and interests to exploit the development potential of the Keegan Mineral Rights, with only such exceptions as do not materially interfere with the use made by Keegan of the Keegan Mineral Rights; and

(xii)	No mines have been or are located in or on the lands of Keegan.

(w)
Mineral Resources:  The indicated, measured and inferred mineral resources disclosed in the Keegan Disclosure Documents have been prepared and disclosed in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices and, in all material respects in accordance with all applicable Laws, including the requirements of NI 43-101. The information provided by Keegan to the Qualified Persons (as defined in NI 43-101) in connection with the preparation of such estimates was, in all material respects, complete and accurate at the time such information was furnished. No material mineral deposits are subject to illegal occupation. There has been no material reduction in the aggregate amount of estimated mineral resources of Keegan from the amounts disclosed in the Keegan Disclosure Documents.  All information regarding the Keegan Mineral Rights, including drill results, technical reports and studies, that are required to be disclosed by applicable Laws, have been disclosed in the Keegan Disclosure Documents.

(x)	Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect on Keegan:

(i)
all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Keegan, or any of the Keegan Subsidiaries and any of their material joint ventures, have been: (A) duly paid; (B) duly performed; or (С) provided for prior for the date hereof; and

(ii)
all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Keegan or any of the Keegan Subsidiaries or any of its material joint ventures is directly or indirectly bound, have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(y)	Off Balance Sheet Transactions. None of Keegan or any of the Keegan Subsidiaries is a party to or bound by any operating leases or any “off-balance-sheet” transactions or arrangements.

(z)
Title and Rights re: Other Assets.  Keegan and the Keegan Subsidiaries, as applicable, have good and valid title to all material properties and assets other than the Keegan Mineral Rights (which are addressed elsewhere) reflected in the audited consolidated financial statements for the Keegan Year End (or acquired after that date) or valid leasehold or license interests in all material properties and assets not reflected in such financial statements but used by Keegan or any of the Keegan Subsidiaries, free and clear of all material Encumbrances, other than the Keegan Permitted Encumbrances, and there are no back-in rights, earn-in rights, purchase options, rights to first refusal or similar provisions or rights which would affect Keegan’s or any of the Keegan Subsidiaries’ interest in any of the foregoing-described material properties and assets.

(aa)	Environmental: To the knowledge of Keegan, except as is set out in the Kellogg Disclosure Letter, each of Keegan and the Keegan Subsidiaries and their respective businesses, operations and properties:

(i)	is in material compliance with all Environmental Laws and all terms and conditions of all Environmental Approvals;

(ii)	has not received any order, request or notice from any Person alleging a material violation of any Environmental Law;

(iii)
(i) is not a party to any litigation or administrative proceeding, nor so far as it knows is any litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Law, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Environmental Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Environmental Release of any Hazardous Substances, (ii) has no knowledge of any conditions existing currently which could reasonably be expected to subject it to damages, penalties, injunctive relief or cleanup costs under any Environmental Law or which require or are likely to require cleanup, removal, remedial action or other response by it pursuant to applicable Environmental Laws; and (iii) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Laws and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Law;

(iv)
is not involved in operations and does not know of any facts, circumstances or conditions, including any Environmental Release of Hazardous Substances, that would reasonably be expected to result in any material environmental liabilities;

(v)
Keegan and the Keegan Subsidiaries hold all Environmental Approvals required under any Environmental Laws in connection with the operation of their respective businesses, as currently operated, and the ownership and use including rehabilitation of their respective assets, all such Environmental Approvals are in full force and effect, and neither Keegan nor any of the Keegan Subsidiaries has received any notification from any Governmental Entity pursuant to any Environmental Laws that any work, undertaking, study, report, assessment, repairs, constructions or other expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any Environmental Approvals issued pursuant thereto, or that any Environmental Approvals referred to above are about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(vi)
there are no changes in the status, terms or conditions of any Environmental Approvals held by Keegan or any of the Keegan Subsidiaries, or any renewal, modification, revocation, reassurance, alteration, transfer, restriction or amendment of any such Environmental Approvals, or any review by, or approval of, any Governmental Entity of such Environmental Approvals that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business and operations of Keegan or any of the Keegan Subsidiaries following the Effective Date;

(vii)
Keegan and the Keegan Subsidiaries have made available to PMI all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental, health and safety matters; and

(viii)
to the knowledge of Keegan, none of Keegan and the Keegan Subsidiaries are subject to any past or present fact, condition or circumstance that could reasonably be expected to result in material liability under any Environmental Laws.

(bb)
Insurance:  As of the date hereof, Keegan has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All premiums payable prior to the date hereof under such policies of insurance have been paid and neither Keegan nor any of the Keegan Subsidiaries has failed to make a claim thereunder on a timely basis. Each of such policies and other forms of insurance is in full force and effect on the date hereof. No written, or to the knowledge of Keegan other, notice of cancellation or termination has been received by Keegan or any Keegan Subsidiaries with respect to any such policy.

(cc)	Tax Matters: Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Keegan:

(i)
each of Keegan and the Keegan Subsidiaries has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and such Tax Returns are complete and correct;

(ii)
each of Keegan and the Keegan Subsidiaries has: (A) duly and timely paid all Taxes due and payable by it; (B) duly and timely withheld all Taxes and other amounts required by Laws to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Laws to be remitted by it; and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales, sales, value added and federal, provincial, state or territorial sales taxes, required by Laws to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Laws to be remitted by it;

(iii)
the charges, accruals and reserves for Taxes reflected on the Keegan Financial Statements (whether or not due and whether or not shown on any of the Tax Returns but excluding any provision for deferred income taxes) are, in the opinion of Keegan, adequate under Applicable Accounting Principles to cover Taxes with respect to Keegan and the Keegan Subsidiaries accruing for the periods covered thereby;

(iv)
there are no proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of Keegan, threatened against Keegan or the Keegan Subsidiaries that propose to assess Taxes in addition to those reported in the Tax Returns;

(v)	no waiver of any statutory limitation period with respect to Taxes has been given or requested with respect to Keegan or any of the Keegan Subsidiaries;

(vi)	none of Keegan and the Keegan Subsidiaries has entered into any agreement or other arrangement in respect of Taxes or Tax Returns that has effect for any period ending after the Effective Date;

(vii)
there are no proceedings, investigations, audits or claims now pending or threatened against Keegan or any of the Keegan Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes;

(viii)
neither Keegan nor any of the Keegan Subsidiaries has acquired property from a non-arm’s length Person, within the meaning of the Tax Act: (A) for consideration the value of which is less than the fair market value of the property; or (B) as a contribution of capital for which no shares were issued by the acquirer of the property;

(ix)	for the purposes of the Tax Act and any other relevant Tax purposes:

(A)	Keegan is resident in Canada; and

(B)	each of the Keegan Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country;

(x)
there are no Encumbrances for Taxes upon any properties or assets of Keegan or any of the Keegan Subsidiaries (other than Encumbrances relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the most recent balance sheet included in the Keegan Financial Statements);

(xi)	Neither Keegan nor any of its Subsidiaries is an “expatriated entity” within the meaning of Section 7874 of the U.S. Tax Code;

(xii)
Neither Keegan nor any of its Subsidiaries has received any notice or inquiry from any Governmental Entity outside of the country in which it or its Subsidiaries, respectively, is organized, to the effect that it or any of its Subsidiaries is subject to net basis taxation or is tax resident or tax domiciled in any country other than the country in which it or any of its Subsidiaries, respectively, is organized;

(xiii)
Keegan does not own, and will not own on the Effective Date, any “United States real property interest” as defined under section 897(c)(1)(A) of the U.S. Tax Code and regulations promulgated thereunder;

(xiv)
There are no circumstances existing which could result in the application of section 17, section 78, section 79, or sections 80 to 80.04 of the Tax Act, or any equivalent provision under applicable provincial law, to Keegan.  Keegan has not claimed nor will it claim any reserve under any provision of the Tax Act or any equivalent provincial provision, if any amount could be included in the income of the Keegan for any period ending after the Effective Time; and

(xv)
For all transactions between Keegan, on the one hand, and any non-resident Person with whom Keegan was not dealing at arm’s length, for the purposes of the Tax Act, on the other hand, during a taxation year commencing after 1998 and ending on or before the Effective Time, Keegan has made or obtained records or documents that satisfy the requirements of paragraphs 247(4)(a) to (c) of the Tax Act.

(dd)
Non-Arm’s Length Transactions: Except for employment or employment compensation agreements entered into in the ordinary course of business and as disclosed in the Keegan Disclosure Letter,  there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by Keegan or any of the Keegan Subsidiaries) between Keegan or any of the Keegan Subsidiaries on the one hand, and any: (i) officer or director of Keegan or any of the Keegan Subsidiaries; (ii) any holder of record or, to the knowledge of Keegan, beneficial owner of five percent or more of the voting securities of Keegan; or (iii) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(ee)
No Option on Assets: No Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Keegan or the Keegan Subsidiaries of the material assets of Keegan.

(ff)
Winding Up:  No order has been made, petition presented or meeting convened for the purpose of winding up of Keegan or any of the Keegan Subsidiaries, or for the appointment of any provisional liquidator or in relation to any other process whereby the business is terminated and the assets of Keegan or any of the Keegan Subsidiaries are distributed amongst the creditors and/or shareholders or other contributors, and there are no proceedings under any applicable insolvency, bankruptcy, reorganisation or similar laws in any relevant jurisdiction, and no events have occurred which, under applicable Laws, would be reasonably likely to justify any such cases or proceedings.

(gg)
Brokers:  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Keegan, other than the Keegan Financial Advisor, the fees and expenses of which are as set forth in the Keegan Disclosure Letter.

(hh)
No Expropriation: No property or asset of Keegan or any of the Keegan Subsidiaries (including any Keegan Mineral Rights) has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Keegan, is there any intent or proposal to give any such notice or to commence any such proceeding.

(ii)
Issuance of Keegan Shares:  The Keegan Shares to be issued pursuant to the Arrangement will, when issued pursuant to the Arrangement, be duly and validly issued as fully paid and non-assessable common shares in the capital of Keegan, freely tradeable and listed and posted for trading on the ASX, TSX and NYSE MKT.

(jj)
Corrupt Practices:  Neither Keegan, Keegan Subsidiaries, nor, to the knowledge of Keegan, any of their respective officers, directors or employees acting on behalf of Keegan or a Keegan Subsidiary has taken, committed to take or been alleged to have taken any action which would cause Keegan or a Keegan Subsidiary to be in violation of the United States Foreign Corrupt Practices Act of 1977, as amended (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any applicable Laws of similar effect of any other jurisdiction, and to the knowledge of Keegan no such action has been taken by any of its Affiliates, agents, representatives or other Persons acting on behalf of Keegan or any Keegan Subsidiary.

(kk)
Confidentiality Agreements:  Keegan has not negotiated any Acquisition Proposal with any Person who has not entered into a confidentiality agreement and has not waived any “standstill” provisions in any such agreement, and no such agreement contains any provision currently in effect which would require Keegan to pay any break fee or similar payment to any Person, other than PMI pursuant to this Agreement.

(ll)
Competition Act:  As calculated in accordance with Part IX of the Competition Act and the regulations thereto, Keegan and its affiliates (as that term is defined in the Competition Act) have: a) assets in Canada with a book value of less than $250 million; and b) gross revenues from sales in, from or into Canada of less than $250 million.

(mm)
U.S. Securities Law Matters: Keegan: (i) is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act; and ; (ii) is not registered or required to register as an investment company under the U.S. Investment Company Act.

(nn)
Verbal Fairness Opinion:  The Keegan Board has received a verbal fairness opinion of the Keegan Financial Advisor that, as at December 4, 2012 and subject to assumptions, limitations, qualifications and other matters stated in the such verbal opinion, the consideration to be paid by PMI to Keegan Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Keegan Shareholders.

(oo)
Vote Required: The only votes of the holders of any class or series of the Keegan Shares, Keegan Options, Keegan Warrants or other securities of Keegan necessary to approve this Agreement and the Arrangement and the transactions contemplated hereof or thereby is the Keegan Shareholder Approval.

(pp)
Ownership of or Control over PMI Securities:  Except as is set out in the Kellogg Disclosure Letter, neither Keegan nor any Person acting jointly or in concert with Keegan legally or beneficially owns or exercises control or direction over any securities of PMI.

__________

Schedule 3

REPRESENTATIONS AND WARRANTIES OF PMI

Each of the representations and warranties of PMI set forth in this Schedule 3 is qualified and made subject to the disclosures made in the PMI Disclosure Documents and the PMI Disclosure Letter. Any specific reference to the PMI Disclosure Documents or the PMI Disclosure Letter herein is solely for convenience of reference. PMI hereby represents and warrants to Keegan (and acknowledges that Keegan is relying upon such representations and warranties in connection with entering into this Agreement) as set forth below:

(a)
Organization:  PMI and each of the PMI Subsidiaries is a corporation duly incorporated or amalgamated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power, authority and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. PMI and each of its subsidiaries (i) except as disclosed in the PMI Disclosure Letter, has all licenses, permits, certificates, orders and other authorizations of or from any Governmental Entity necessary to conduct its business substantially as now conducted, and (ii) is duly registered or otherwise authorized and qualified to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a Material Adverse Effect.

(b)
Capitalization:  The authorized share capital of PMI consists of unlimited number of PMI Shares.  The number of issued and outstanding PMI Shares, PMI Options, PMI Warrants and PMI Performance Rights as at the date hereof is set forth in the PMI Disclosure Letter. There are no options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by PMI of any securities of PMI (including PMI Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of PMI (including PMI Shares). All outstanding PMI Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all PMI Shares issuable upon the exercise of rights under the PMI Options, PMI Warrants and any PMI Performance Rights have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of PMI (including the PMI Shares, the PMI Options and the PMI Warrants) have been issued in compliance with all applicable Laws and Securities Laws.  There are no securities of PMI outstanding which have the right to vote generally with the PMI Shareholders on any matter.  There are no outstanding contractual or other obligations of PMI or any of the PMI Subsidiaries to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposing of any of its outstanding securities. There are no outstanding bonds, debentures or other evidences of indebtedness of PMI having the right to vote with the holders of the outstanding PMI Shares on any matters.

(c)
Authority:  PMI has the requisite corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by PMI as contemplated by this Agreement and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by PMI and the performance by PMI and of its obligations under this Agreement have been duly authorized by the PMI Board and no other corporate proceedings on the part of PMI or any of the PMI Subsidiaries is necessary to authorize the execution and delivery of this Agreement or the performance by PMI and its obligations under this Agreement or the Arrangement pursuant to the Plan of Arrangement, except for the authorization of PMI Shareholders of the Arrangement Resolution. This Agreement has been duly executed and delivered by PMI and constitutes a legal, valid and binding obligation of PMI, enforceable against PMI in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(d)
No Consent:  No consent, approval, order or Authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by PMI or any of the PMI Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by PMI of the transactions contemplated hereby other than:

(i)	the PMI Shareholder Approval;

(ii)	in connection with or in compliance with Securities Laws and applicable Stock Exchange rules;

(iii)	any other consents, waivers, permits, orders or approvals referred to in this Agreement; and

(iv)	any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on PMI.

(e)
PMI Subsidiaries: The only Subsidiaries of PMI are the PMI Subsidiaries and PMI does not own a direct or indirect voting or equity interest in any Person that is not one of the PMI Subsidiaries and has no agreement or other commitment to acquire such interest. The authorized and issued securities of each PMI Subsidiary is set out in the PMI Disclosure Letter. All of the outstanding shares of the PMI Subsidiaries are validly issued, fully paid and non-assessable and free of pre-emptive rights to the extent such concepts exists under applicable Laws. Except as set out in the PMI Disclosure Letter, all of the outstanding shares of the PMI Subsidiaries are owned, directly or indirectly, by PMI. Except pursuant to restrictions on transfer contained in the Articles or by-laws (or their equivalent) of the applicable Subsidiary of PMI, the outstanding shares of the PMI Subsidiaries are owned free and clear of all Encumbrances, and PMI is not liable to any creditor in respect thereof.

(f)
No Violation:  None of the authorization, execution and delivery of this Agreement by PMI, the completion of the transactions contemplated by this Agreement or the Plan of Arrangement, or compliance by PMI with any of the provisions hereof or thereof will: (1) violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require, any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of PMI, or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on PMI, under any of the terms, conditions or provisions of (A) its articles or other comparable organizational documents, or (B) any note, bond, mortgage, indenture, loan agreement, deed of trust, Lien, license, permit, or other Contract; or (2) result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to PMI or any of its properties or assets; or (3) cause the suspension or revocation of any Permit currently in effect in respect of PMI (except, in the case of each of clauses (1) and (2) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Liens which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, reasonably be expected to have any Material Adverse Effect on PMI). The authorization of this Agreement, the execution and delivery by PMI of this Agreement, the performance by PMI of its obligations under this Agreement, and the consummation by PMI of the Arrangement, will not (x) give rise to any rights of first refusal or trigger any change in control provisions or any restrictions or limitation under any such note, bond, mortgage, indenture, contract, license, franchise or Permit, or result in the imposition of any Encumbrance, charge or Lien upon any of PMI’s assets; (y) result in or accelerate the time for payment or vesting of, or increase the amount of any severance, unemployment compensation, “golden parachute”, bonus, termination payments or otherwise, becoming due to any director or officer of PMI or any of the PMI Subsidiaries or increase any benefits otherwise payable under any pension or benefits plan of PMI or any of the PMI Subsidiaries or result in the acceleration of the time of payment or vesting of any such benefits (other than in respect of those employment agreements or other agreements described in the PMI Disclosure Letter); or (z) result in the imposition of any Liens upon any assets of PMI.

(g)
Company Authorizations: PMI and the PMI Subsidiaries have obtained all Authorizations necessary for the ownership or use of the material assets, as currently used, of PMI or the PMI Subsidiaries or otherwise in connection with the material business or operations of PMI or the PMI Subsidiaries and such Authorizations are in full force and effect. PMI and the PMI Subsidiaries have fully complied with and are in compliance with all Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Material Adverse Effect on PMI. There is no action, investigation or proceeding pending or, to the knowledge of PMI, threatened regarding any of the Authorizations. None of PMI and the PMI Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Material Adverse Effect on PMI and all such Authorizations continue to be effective in order for PMI and the PMI Subsidiaries to continue to conduct their businesses as they are currently being conducted. No Person other than PMI or any of the PMI Subsidiaries owns or has any proprietary, financial or other interest (direct or indirect) in any of the Authorizations.

(h)
Financial Statements and Information:  The PMI Financial Statements were prepared in accordance with Applicable Accounting Principles, consistently applied, and fairly represent, in all material respects, the consolidated financial condition of PMI at the respective dates indicated and the results of operations of PMI (on a consolidated basis) for the periods covered.

(i)
Audit Complaints: Since the PMI Year End, neither PMI nor any of the PMI Subsidiaries nor, to PMI’s knowledge, any director, officer, employee, auditor, accountant or representative of PMI or any of the PMI Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of PMI or any of the PMI Subsidiaries or their internal accounting controls, including any complaint, allegation, assertion, or claim that PMI or any of the PMI Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the PMI Board.

(j)	Employment Agreements:

(i)	PMI and the PMI Subsidiaries are and have been operated in all material respects in compliance with all applicable Laws relating to employees;

(ii)	there is no material proceeding, action, suit or claim pending or threatened involving any employee of PMI and the PMI Subsidiaries;

(iii)
except as set out in the PMI Disclosure Letter, none of PMI and the PMI Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment or consulting agreement with, any director or officer of PMI or any of the PMI Subsidiaries that would be triggered by PMI’s entering into this Agreement or the completion of the Arrangement; and

(iv)
none of PMI and the PMI Subsidiaries: (A) is a party to any collective bargaining agreement; (B) is, to the knowledge of PMI, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement; or (C) is subject to any current, or to the knowledge of PMI, pending or threatened strike, lockout, slowdown or work stoppage.

(k)
Reporting Status and Securities Laws Matters:  PMI is a “reporting issuer” and is in compliance in all material respects with applicable Canadian Securities Laws in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland.  No delisting, suspension of trading in or cease trading order with respect to any securities of PMI and, to the knowledge of PMI, no inquiry or investigation (formal or informal) of any Securities Regulator, is in effect or ongoing or, to the knowledge of PMI, expected to be implemented or undertaken.  The PMI Shares are listed and posted for trading on the ASX, TSX and the FSE.  PMI is in compliance in all material respects with all requirements of the ASX, TSX and FSE. PMI does not have a class of securities registered or required to be registered under the U.S. Exchange Act and does not have a reporting obligation under section 13(a) or 15(d) of the U.S. Exchange Act.

(l)
Public Record: PMI has filed all required reports, statements, forms and other documents required to be filed by it in accordance with Securities Laws and, as of their respective dates, the documents and materials comprising the PMI Disclosure Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) did not contain any Misrepresentation, and complied in all material respects with all Securities Laws. PMI has not filed any confidential material change or other similar report or document with any Securities Regulator or Stock Exchange which at the date hereof remains confidential.

(m)
Books and Records:  The financial books, records and accounts of PMI in all material respects: (i) have been maintained in accordance with Applicable Accounting Principles, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of PMI, and (iii) accurately and fairly reflect the basis for the PMI Financial Statements. The corporate records and minute books for PMI have been maintained in accordance with all applicable Laws and contain complete and accurate minutes of all meetings and resolutions of the directors and shareholders of PMI held and/or passed, as applicable, since their incorporation or amalgamation, as the case may be.

(n)
No Undisclosed Liabilities:  PMI has no material outstanding indebtedness or liabilities and is not party to or bound by any material suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any Person, other than as disclosed in the PMI Financial Statements, the PMI Disclosure Documents or the PMI Disclosure Letter.

(o)	Absence of Changes: Since the PMI Year End, and except as disclosed in the PMI Disclosure Documents:

(i)
there has been no change (actual, contemplated or threatened) in the condition (financial or otherwise), earnings, position, value, operation, properties, or business results of operations of PMI or any of the PMI Subsidiaries that has or is reasonably likely to have a Material Adverse Effect on PMI;

(ii)	there has been no dividend or distribution of any kind declared, paid or made by PMI on any PMI Shares;

(iii)	PMI and each of the PMI Subsidiaries have conducted their respective businesses only in the ordinary and regular course of business consistent with past practice;

(iv)	there has not been any acquisition or sale by PMI or any of the PMI Subsidiaries of any material property or assets thereof;

(v)
other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by PMI or any of the PMI Subsidiaries of: (A) any payment, liability or obligation of any nature which has had or is reasonably likely to have a Material Adverse Effect on PMI; (B) any debt for borrowed money; (C) any creation or assumption by PMI or any of the PMI Subsidiaries of any Encumbrance; (D) any making by PMI or any of the PMI Subsidiaries of any loan, advance or capital contribution to or investment in any other Person (other than (1) loans and advances in an aggregate amount that does not exceed $50,000 outstanding at any time, and (2) loans made to PMI Subsidiaries in the normal course); or (E) any entering into, amendment of, relinquishment, termination or non-renewal by PMI or any of the PMI Subsidiaries of any contract, agreement, licence, lease transaction, commitment or other right or obligation which has had or is reasonably likely to have a Material Adverse Effect on PMI;

(vi)	PMI has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding PMI Shares;

(vii)
other than in the ordinary and regular course of business consistent with past practice, or as disclosed in the PMI Disclosure Letter, there has not been any material increase in or modification of the compensation payable to or to become payable by PMI or any of the PMI Subsidiaries to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement made to, for or with any of such directors or officers;

(viii)	PMI has not effected any material change in its accounting methods, principles or practices since the PMI Year End; and

(ix)	PMI has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(p)
Material Contracts: In all material respects, the Material Contracts are in full force and effect and PMI and/or PMI Subsidiaries, as and to the extent applicable, are entitled to all rights and benefits thereunder in accordance with the terms thereof.  PMI has made available to Keegan true and complete copies of all Material Contracts.  All of the Material Contracts are valid and binding obligations of PMI or a PMI Subsidiary, as applicable, enforceable, in all material respects, in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.  Except as set out in the PMI Disclosure Letter, PMI and the PMI Subsidiaries have complied in all material respects with all terms of such Material Contracts, have paid all amounts due thereunder, have not waived any rights thereunder and no default or breach exists in respect thereof on the part of PMI or any of the PMI Subsidiaries or, to the knowledge of PMI, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of the Material Contracts. As at the date hereof, neither PMI nor any of the PMI Subsidiaries have received written notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of PMI, no such action has been threatened.  Neither PMI nor any of the PMI Subsidiaries is a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of PMI or any of the PMI Subsidiaries.

(q)
Compliance with Law:  To the best of the knowledge of PMI, PMI and each of the PMI Subsidiaries have complied with and are in compliance with all Laws applicable to the operation of its business, except where such non-compliance, considered individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect on PMI or any of the PMI Subsidiaries.

(r)
Litigation, etc:  Except as disclosed in the PMI Disclosure Letter, there are no claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of PMI, threatened or affecting PMI or any of the PMI Subsidiaries or affecting any of its respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws which, if adversely determined, would be reasonably likely to have a Material Adverse Effect on PMI. Neither PMI, any of the PMI Subsidiaries, nor their assets or properties are subject to any outstanding judgement, order, writ, injunction or decree that involves or may involve or restricts or may restrict the right or ability of PMI or any of the PMI Subsidiaries to conduct their business in all material respects as it has been carried on prior to the date hereof, or that would materially impair the consummation of the transactions contemplated by this Agreement.

(s)
Absence of Cease Trade Orders: No order ceasing or suspending trading in the PMI Shares (or any of them) or any other securities of PMI is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of PMI, are pending, contemplated or threatened.

(t)
Interest in PMI Mineral Rights:  All of PMI’s mineral interests and rights (including any mineral claims, mining claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of Laws or otherwise) (collectively, and where material, the “PMI Mineral Rights”) are set out in the PMI Disclosure Letter. Except as disclosed in the PMI Disclosure Documents and the PMI Disclosure Letter:

(i)	neither PMI nor any of the PMI Subsidiaries own or has any interest in any material real property or any material mineral interests and rights;

(ii)
PMI is the sole legal and beneficial owner of all right, title and interest in and to the PMI Mineral Rights, free and clear of any Encumbrance, other than those set forth in the PMI Disclosure Letter, the PMI Disclosure Documents or which would not otherwise have a Material Adverse Effect on PMI;

(iii)	all of the PMI Mineral Rights are comprised of valid and subsisting mineral rights;

(iv)
the PMI Mineral Rights are in good standing under applicable Laws and, to the knowledge of PMI, all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments required to be made in respect thereof have been paid or incurred and all filings in respect thereof have been made;

(v)	there are no material adverse claims against or challenges to the title or ownership of the PMI Mineral Rights which would reasonably be expected to have a Material Adverse Effect on PMI;

(vi)	PMI has the exclusive right to deal with the its interest in the PMI Mineral Rights;

(vii)
no Person, other than PMI and the PMI Subsidiaries, has any interest in the PMI Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest;

(viii)	there are no back-in rights, earn-in rights, purchase options, rights of first refusal or similar provisions or rights which would affect PMI’s interest in the PMI Mineral Rights;

(ix)	there are no material restrictions on the ability of PMI to use, transfer or exploit the PMI Mineral Rights, except pursuant to applicable Laws;

(x)	PMI has not received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of PMI in the PMI Mineral Rights;

(xi)
PMI has all necessary surface rights, access rights and other necessary rights and interests to exploit the development potential of the PMI Mineral Rights, with only such exceptions as do not materially interfere with the use made by the PMI of the PMI Mineral Rights; and

(xii)	except as set for in the PMI Disclosure Documents, no mines have been or are located in or on the lands of PMI.

(u)
Mineral Resources:  The proven and probable mineral reserves and mineral resources disclosed in the PMI Disclosure Documents have been prepared and disclosed in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices and, in all material respects in accordance with all applicable Laws, including the requirements of NI 43-101. The information provided by PMI to the Qualified Persons (as defined in NI 43-101) in connection with the preparation of such estimates was, in all material respects, complete and accurate at the time such information was furnished. No material mineral deposits are subject to illegal occupation. There has been no material reduction in the aggregate amount of estimated mineral resources of PMI from the amounts disclosed in the PMI Disclosure Documents.  All information regarding the PMI Mineral Rights, including drill results, technical reports and studies, that are required to be disclosed by applicable Laws, have been disclosed in the PMI Disclosure Documents.

(v)	Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect on PMI:

(i)
all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of PMI, or any of the PMI Subsidiaries and any of their material joint ventures, have been: (A) duly paid; (B) duly performed; or (С) provided for prior for the date hereof; and

(ii)
all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which PMI or any of the PMI Subsidiaries or any of its material joint ventures is directly or indirectly bound, have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(w)	Off Balance Sheet Transactions. None of PMI or any of the PMI Subsidiaries is a party to or bound by any operating leases or any “off-balance-sheet” transactions or arrangements.

(x)
Title and Rights re: Other Assets.  PMI and the PMI Subsidiaries, as applicable, have good and valid title to all assets owned by PMI or the PMI Subsidiaries other than the PMI Mineral Rights (which are addressed elsewhere) reflected in the audited consolidated financial statements for the PMI Year End (or acquired after that date) or valid leasehold or license interests in all such assets not reflected in such financial statements but used by PMI or any of the PMI Subsidiaries, free and clear of all material Encumbrances, other than the PMI Permitted Encumbrances, and there are no back-in rights, earn-in rights, purchase options, rights to first refusal or similar provisions or rights which would affect PMI’s or any of the PMI Subsidiaries’ interest in any of the foregoing-described material properties and assets.

(y)	Environmental: To the knowledge of PMI, each of PMI and the PMI Subsidiaries and their respective businesses, operations and properties:

(i)	is in material compliance with all Environmental Laws and all terms and conditions of all Environmental Approvals;

(ii)	has not received any order, request or notice from any Person alleging a material violation of any Environmental Law;

(iii)
(i) is not a party to any litigation or administrative proceeding, nor so far as it knows is any litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Law, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Environmental Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Environmental Release of any Hazardous Substances, (ii) has no knowledge of any conditions existing currently which could reasonably be expected to subject it to damages, penalties, injunctive relief or cleanup costs under any Environmental Law or which require or are likely to require cleanup, removal, remedial action or other response by it pursuant to applicable Environmental Laws; and (iii) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Laws and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Law;

(iv)
is not involved in operations and does not know of any facts, circumstances or conditions, including any Environmental Release of Hazardous Substances, that would reasonably be expected to result in any material environmental liabilities;

(v)
PMI and the PMI Subsidiaries hold all Environmental Approvals required under any Environmental Laws in connection with the operation of their respective businesses, as currently operated, and the ownership and use including rehabilitation of their respective assets, all such Environmental Approvals are in full force and effect, and neither PMI nor any of the PMI Subsidiaries has received any notification from any Governmental Entity pursuant to any Environmental Laws that any work, undertaking, study, report, assessment, repairs, constructions or other expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any Environmental Approvals issued pursuant thereto, or that any Environmental Approvals referred to above are about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(vi)
there are no changes in the status, terms or conditions of any Environmental Approvals held by PMI or any of the PMI Subsidiaries, or any renewal, modification, revocation, reassurance, alteration, transfer, restriction or amendment of any such Environmental Approvals, or any review by, or approval of, any Governmental Entity of such Environmental Approvals that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business and operations of PMI or any of the PMI Subsidiaries following the Effective Date;

(vii)
PMI and the PMI Subsidiaries have made available to Keegan all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental, health and safety matters; and

(viii)
to the knowledge of PMI, none of PMI and the PMI Subsidiaries are subject to any past or present fact, condition or circumstance that could reasonably be expected to result in material liability under any Environmental Laws.

(z)
Insurance:  As of the date hereof, PMI has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All premiums payable prior to the date hereof under such policies of insurance have been paid and neither PMI nor any of the PMI Subsidiaries has failed to make a claim thereunder on a timely basis. Each of such policies and other forms of insurance is in full force and effect on the date hereof. No written, or to the knowledge of PMI other, notice of cancellation or termination has been received by PMI or any PMI Subsidiaries with respect to any such policy.

(aa)	Tax Matters: Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on PMI:

(i)
each of PMI and the PMI Subsidiaries has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and such Tax Returns are complete and correct;

(ii)
each of PMI and the PMI Subsidiaries has: (A) duly and timely paid all Taxes due and payable by it; (B) duly and timely withheld all Taxes and other amounts required by Laws to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Laws to be remitted by it; and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales, sales, value added and federal, provincial, state or territorial sales taxes, required by Laws to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Laws to be remitted by it;

(iii)
the charges, accruals and reserves for Taxes reflected on the PMI Financial Statements (whether or not due and whether or not shown on any of the Tax Returns but excluding any provision for deferred income taxes) are, in the opinion of PMI, adequate under Applicable Accounting Principles to cover Taxes with respect to PMI and the PMI Subsidiaries accruing for the periods covered thereby;

(iv)
there are no proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of PMI, threatened against PMI or the PMI Subsidiaries that propose to assess Taxes in addition to those reported in the Tax Returns;

(v)	no waiver of any statutory limitation period with respect to Taxes has been given or requested with respect to PMI or any of the PMI Subsidiaries;

(vi)	none of PMI and the PMI Subsidiaries has entered into any agreement or other arrangement in respect of Taxes or Tax Returns that has effect for any period ending after the Effective Date;

(vii)
there are no proceedings, investigations, audits or claims now pending or threatened against PMI or any of the PMI Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes;

(viii)
neither PMI nor any of the PMI Subsidiaries has acquired property from a non-arm’s length Person, within the meaning of the Tax Act: (A) for consideration the value of which is less than the fair market value of the property; or (B) as a contribution of capital for which no shares were issued by the acquirer of the property;

(ix)	for the purposes of the Tax Act and any other relevant Tax purposes:

(A)	PMI is resident in Canada; and

(B)	each of the PMI Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country;

(x)
there are no Encumbrances for Taxes upon any properties or assets of PMI or any of the PMI Subsidiaries (other than Encumbrances relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the most recent balance sheet included in the PMI Financial Statements);

(xi)	Neither PMI nor any of its Subsidiaries is an “expatriated entity” within the meaning of Section 7874 of the U.S. Tax Code;

(xii)
Neither PMI nor any of its Subsidiaries has received any notice or inquiry from any Governmental Entity outside of the country in which it or its Subsidiaries, respectively, is organized, to the effect that it or any of its Subsidiaries is subject to net basis taxation or is tax resident or tax domiciled in any country other than the country in which it or any of its Subsidiaries, respectively, is organized;

(xiii)	PMI does not own, and will not own on the Effective Date, any “United States real property interest” as defined under section 897(c)(1)(A) of the U.S. Tax Code and regulations promulgated thereunder;

(xiv)
There are no circumstances existing which could result in the application of section 17, section 78, section 79, or sections 80 to 80.04 of the Tax Act, or any equivalent provision under applicable provincial law, to PMI.  PMI has not claimed nor will it claim any reserve under any provision of the Tax Act or any equivalent provincial provision, if any amount could be included in the income of the PMI for any period ending after the Effective Time; and

(xv)
For all transactions between PMI, on the one hand, and any non-resident Person with whom PMI was not dealing at arm’s length, for the purposes of the Tax Act, on the other hand, during a taxation year commencing after 1998 and ending on or before the Effective Time, PMI has made or obtained records or documents that satisfy the requirements of paragraphs 247(4)(a) to (c) of the Tax Act.

(bb)
Non-Arm’s Length Transactions: Except for employment or employment compensation agreements entered into in the ordinary course of business and as disclosed in the PMI Disclosure Letter, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by PMI or any of the PMI Subsidiaries) between PMI or any of the PMI Subsidiaries on the one hand, and any: (i) officer or director of PMI or any of the PMI Subsidiaries; (ii) any holder of record or, to the knowledge of PMI, beneficial owner of five percent or more of the voting securities of PMI; or (iii) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(cc)
No Option on Assets: No Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from PMI or the PMI Subsidiaries of the material assets of PMI.

(dd)
Winding Up:  No order has been made, petition presented or meeting convened for the purpose of winding up of PMI or any of the PMI Subsidiaries, or for the appointment of any provisional liquidator or in relation to any other process whereby the business is terminated and the assets of PMI or any of the PMI Subsidiaries are distributed amongst the creditors and/or shareholders or other contributors, and there are no proceedings under any applicable insolvency, bankruptcy, reorganisation or similar laws in any relevant jurisdiction, and no events have occurred which, under applicable Laws, would be reasonably likely to justify any such cases or proceedings.

(ee)
Brokers:  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of PMI, other than the PMI Financial Advisor, the fees and expenses of which are as set forth in the PMI Disclosure Letter.

(ff)
No Expropriation: No property or asset of PMI or any of the PMI Subsidiaries (including any PMI Mineral Rights) has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of PMI, is there any intent or proposal to give any such notice or to commence any such proceeding.

(gg)
Corrupt Practices:  Neither PMI, PMI Subsidiaries, nor, to the knowledge of PMI, any of their respective officers, directors or employees acting on behalf of PMI or a PMI Subsidiary has taken, committed to take or been alleged to have taken any action which would cause PMI or a PMI Subsidiary to be in violation of the United States Foreign Corrupt Practices Act of 1977, as amended (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any applicable Laws of similar effect of any other jurisdiction, and to the knowledge of PMI no such action has been taken by any of its Affiliates, agents, representatives or other Persons acting on behalf of PMI or any PMI Subsidiary.

(hh)	Acquisition Proposals: Other than this Agreement, PMI has not negotiated any Acquisition Proposal with any Person with respect to the assets or securities of PMI.

(ii)
Competition Act:  As calculated in accordance with Part IX of the Competition Act and the regulations thereto, PMI and its affiliates (as that term is defined in the Competition Act) have: a) assets in Canada with a book value of less than $150 million; and b) gross revenues from sales in, from or into Canada of less than $150 million.

(jj)
U.S. Securities Law Matters: PMI: (i) is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act; and ; (ii) is not registered or required to register as an investment company under the U.S. Investment Company Act.

(kk)
Verbal Fairness Opinion:  The PMI Board has received a verbal fairness opinion of the PMI Financial Advisor that, as at December 5, 2012 and subject to assumptions, limitations, qualifications and other matters stated in the such verbal opinion, the consideration to be paid by PMI to the Keegan Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the PMI Shareholders.

(ll)
Vote Required: The only votes of the holders of any class or series of the PMI Shares, PMI Options, PMI Warrants or other securities of PMI necessary to approve this Agreement and the Arrangement and the transactions contemplated hereof or thereby is, subject to the Interim Order, the PMI Shareholder Approval.

(mm)
Ownership of or Control over Keegan Securities: Neither PMI nor any Person acting jointly or in concert with PMI legally or beneficially owns or exercises control or direction over any securities of Keegan.

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Schedule 4

LOCKED-UP SHAREHOLDERS

Directors and Officers of PMI

Peter Buck
John Clarke
Ross Ashton
Michael Price
Collin Ellison
Thomas Ennison
John Mensah
Mike Gloyne
Michael Allen

Directors and Officers of Keegan

Marcel de Groot
Shawn Wallace
Peter Breese
Gord Fretwell
Keith Minty
Robert Sali
Colin Steyn
Greg McCunn
Tony Devlin
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Schedule 5

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.           The arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving PMI Gold Corporation (“PMI”), all as more particularly described and set forth in the Joint Management Proxy Circular (the “Circular”) of PMI and Keegan Resources Inc. (“Keegan”) dated ◆, 2012, accompanying the notice of this meeting (as the Arrangement may be modified or amended), is hereby authorized, approved and adopted;

2.           The plan of arrangement, as it may be or has been amended (the “Plan of Arrangement”), involving PMI and implementing the Arrangement, the full text of which is set out in Appendix ◆ to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended), is hereby approved and adopted;

3.           The arrangement agreement (the “Arrangement Agreement”) between PMI and Keegan, dated December 5, 2012, the actions of the directors of PMI in approving the Arrangement and the actions of the officers of PMI in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

4.           Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the securityholders of PMI or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of PMI are hereby authorized and empowered, without further notice to, or approval of, the securityholders of PMI:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.
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Schedule 6

TRANSACTION RESOLUTIONS

RESOLUTIONS OF THE SHAREHOLDERS OF KEEGAN RESOURCES INC.
(the “Corporation”),

Share Issuance Resolution:

BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.
In accordance with Section 611(c) of the TSX Company Manual and for all other purposes the issuance, or reservation for issuance, as the case may be, by the Corporation, pursuant to the arrangement agreement dated December 5, 2012 between PMI Gold Corporation (“PMI”) and the Corporation (the “Arrangement Agreement”) and on the terms and conditions in the Information Circular sent in respect of these resolutions of  common shares of the Corporation (“Common Shares”), being the number of common shares of the Corporation necessary to give effect to the Arrangement (as defined in the Arrangement Agreement), being greater than 25% of the number of issued and outstanding common shares of the Corporation, be and is hereby authorized, approved and adopted.

2.
Any director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver, or cause to be executed and delivered, any and all other documents, agreements and instruments and to perform, or cause to be performed, such other acts and things, as in such person’s opinion may be necessary or desirable to give full effect to this resolution and the matters authorized hereby, including the transactions required or contemplated by the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such documents, agreements or other instruments or the doing of any such act or thing.

Director Election Resolution:

BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.
As of the Effective Time (as defined in the arrangement agreement dated December 5, 2012 between PMI and the Corporation (the “Arrangement Agreement”)) the following persons are elected directors of the Corporation to hold office until the later of the close of the next annual meeting of shareholders of the Corporation and the date on which their successors are elected or appointed:

Peter Buck
John Clarke
Ross Ashton

2.
After giving effect to the foregoing and certain director resignations, it is confirmed that, as of the Effective Time the following persons will be the directors of the Corporation, elected to hold office until the later of the close of the next annual meeting of shareholders of the Corporation and the date on which their successors are elected or appointed:

Shawn Wallace
Gord Fretwell
Colin Steyn
Peter Buck
John Clarke
Ross Ashton
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Schedule 7

FORM OF LOCK-UP AGREEMENT

Please see attached.

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